B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2020

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 23, 2021 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2020. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Following the sale of La Libertad and El Limon to Calibre Mining Corp. ("Calibre") on October 15, 2019, production from these mines is presented on a 100% basis for the period up until October 14, 2019 and on an approximate 33% basis thereafter, representing the Company’s indirect ownership interest in the Nicaraguan operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedar.com.

OVERVIEW

B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. Up to October 14, 2019, the Company operated two additional mines in Nicaragua - La Libertad and El Limon mines. The Company also has a 50% interest in the Gramalote Project in Colombia and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.

COVID-19

The Company has been monitoring the COVID-19 pandemic and dealing with its impact at B2Gold's operations since mid-February 2020. Despite some of the challenges that the current COVID-19 pandemic has created worldwide and in each of the locations where the Company operates or is head-quartered, the Company continues to operate virtually unimpeded. The B2Gold executive team is very proud of the Company's employees' dedication and resilience in these challenging times and believe it is in part due to the executive team’s and mine management’s years of experience in all aspects of international mining, and the Company’s culture of treating all its stakeholders with fairness, respect and transparency. This successful approach is reflected again in the Company’s record performance in 2020.

The Company continues to address the COVID-19 pandemic and minimize its potential impact at B2Gold's operations. B2Gold places the safety and well-being of its workforce and all stakeholders as its highest priority and continues to encourage input from all its stakeholders as the COVID-19 situation evolves. The Company continues to implement measures and precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating these plans and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities, including labour unions, and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of its mines.

B2Gold had another remarkable year of strong growth in 2020, with the achievement of B2Gold’s twelfth consecutive year of record annual gold production, and notwithstanding the ongoing impact of the COVID-19 pandemic since March 2020, the Company continues to successfully ship its gold dore inventory to refineries. During 2020, mining and milling operations continued at the Fekola Mine in Mali and the Otjikoto Mine in Namibia without interruption. The Masbate Mine did briefly suspend mining activities from March 22 to March 29, 2020, due to a COVID-19 related delay in obtaining supplies, during which time the milling operations continued normally, processing ore from stockpiles. The Masbate Mine resumed mining operations using an estimated 50% of the mining fleet on March 29, 2020 with fleet activity returning to budgeted levels in May 2020.

On March 30, 2020 B2Gold announced that infill drilling of the Inferred Mineral Resource area at the Gramalote Project would be temporarily suspended due to COVID-19, while other aspects of the Gramalote Feasibility Study would continue to advance. The decision was taken in conjunction with the National Emergency and National Quarantine announced by the Colombian government and after consultation with surrounding communities and various levels of Colombian government. Operations restarted on May 4, 2020 for Environmental Impact Assessment related field activities, with exploration drilling recommencing on May 11, 2020 and completed in August 2020. During the shutdown, other aspects of the Feasibility Study such as mine engineering review, metallurgical investigations and process plant design development continued to advance. During the fourth quarter of 2020, an updated resource model for Gramalote was completed, providing the information necessary to advance pit design and mining engineering studies. Feasibility stage metallurgical studies and process plant design were completed by the end of 2020 and infrastructure design work continues. The results of the Gramalote Feasibility Study are expected to be announced in April 2021, with a construction decision expected to be made shortly thereafter.

Basis of Presentation - Nicaraguan Assets - Discontinued Operations

On October 15, 2019, B2Gold completed the sale of the producing El Limon and La Libertad gold mines, the Pavon gold project and additional mineral concessions in Nicaragua (collectively, the "Nicaraguan Assets") to Calibre for aggregate consideration of $100 million (consisting of a combination of cash, common shares and a convertible debenture) (the “Calibre Transaction”), plus an additional final payment for closing working capital of $18.5 million ($13 million received in the fourth quarter of 2019 and $5.5 million received in October 2020). The Company currently holds approximately 33% of the total issued and outstanding Calibre common shares, which had a market value of $211 million at December 31, 2020. B2Gold’s ongoing commitment to continuing involvement with the Nicaraguan operations is secured by its significant equity interest in Calibre, its right to appoint one director to the Board of Calibre and its participation in an Advisory Board of Calibre.

The results of the Nicaraguan Assets have been presented as discontinued operations for the three and twelve months ended December 31, 2019 in the Consolidated Statement of Operations and the Consolidated Statements of Cash Flows in accordance with IFRS 5, Non-current assets held for sale and discontinued operations. Commencing October 15, 2019, the Company no longer consolidates the results of the Nicaraguan Assets in its consolidated financial statements, but uses the equity method to account for its 33% ownership interest in Calibre. In addition, commencing October 15, 2019, B2Gold reports its attributable share of Calibre's production, cash costs and all-in sustaining costs in the Company's consolidated Non-IFRS measures.

Summary
Consolidated gold revenue for the year ended December 31, 2020 was a record $1.79 billion on sales of 1,006,455 ounces at an average price of $1,777 per ounce, compared to $1.16 billion on sales of 827,800 ounces at an average price of $1,396 per ounce in 2019 (excluding revenues from discontinued operations). This significant increase in gold revenue of 55% ($0.63 billion) was 33% attributable to the increase in the average realized gold price and 22% attributable to the increase in gold ounces sold (mainly due to the higher gold production). For the fourth quarter of 2020, consolidated gold revenue was $480 million on sales of 256,655 ounces at an average price of $1,868 per ounce compared to $314 million on sales of 211,800 ounces at an average price of $1,481 per ounce in the fourth quarter of 2019 (excluding revenues from discontinued operations). This significant increase in gold revenue of 53% ($166 million) was 32% attributable to the increase in the average realized gold price and 21% attributable to the increase in gold ounces sold (mainly due to the higher gold production).

Despite the challenges of the COVID-19 pandemic, B2Gold had another remarkable year of strong growth in 2020, with the achievement of B2Gold’s twelfth consecutive year of record annual gold production. The Company’s total gold production for 2020 was an annual record of 1,040,737 ounces (including 45,479 ounces of attributable production from Calibre), at the upper end of the guidance range (of between 1,000,000 and 1,055,000 ounces). Consolidated gold production from the Company’s three operating mines was an annual record of 995,258 ounces, at the upper end of the guidance range (of between 955,000 and 1,005,000 ounces), and significantly higher by 17% (144,142 ounces) than 2019 (excluding discontinued operations). The significant increase in gold production over 2019 was driven by the Fekola Mine in Mali, which produced an annual record of 622,518 ounces, exceeding the upper end of its guidance range (of between 590,000 and 620,000 ounces). The Masbate Mine in the Philippines achieved another strong year in 2020, producing 204,699 ounces, at the midpoint of its guidance range (of between 200,000 and 210,000 ounces). Masbate’s strong operational performance was achieved despite a five-day temporary suspension of mining activities in the first quarter of 2020 due to fuel shortages relating to COVID-19 restrictions, and a magnitude 6.6 earthquake approximately 90 kilometres from the mine site on August 18, 2020, suspending mining and processing operations for five and six days, respectively, as inspections were conducted to confirm there was no damage to the mine from the earthquake. The Otjikoto Mine in Namibia also had another solid year in 2020, producing 168,041 ounces, near the midpoint of its guidance range (of between 165,000 and 175,000 ounces). In the fourth quarter of 2020, B2Gold’s consolidated gold production was 256,319 ounces which was in-line with budget and 12% higher than the fourth quarter of 2019 resulting from higher gold production from the Fekola Mine. The Company’s total gold production for the fourth quarter of 2020 was 270,469 ounces (including 14,150 ounces of attributable ounces from Calibre).

For the year ended December 31, 2020, consolidated cash operating costs1 were $406 per gold ounce produced ($405 per gold ounce sold), $43 per gold ounce produced (10%) lower than 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, cash operating costs for the year ended December 31, 2020 were $423 per gold ounce produced ($422 per gold ounce sold) and were at the low end of the Company's guidance range of $415 to $455 per ounce and were $89 per gold ounce produced (17%) lower than 2019. The favourable performance versus the 2020 guidance range and 2019 was attributable to the strong operating results from all of the Company's operations with above budget gold production and lower than budgeted total cash operating costs. Lower fuel costs, a weaker Namibia dollar and changes to mine sequencing as a result of responding to COVID-19 challenges were the primary reasons for operating costs per ounce being lower than both budget and 2019. In the fourth quarter of 2020, consolidated cash operating costs were $458 per gold ounce produced ($446 per gold ounce sold), $49 (12%) more per gold ounce produced than budget and in-line with the fourth quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, cash operating costs for the fourth quarter of 2020 were $473 per gold ounce produced ($461 per gold ounce sold), $49 (12%) more per gold ounce produced than budget and in-line with the fourth quarter of 2019. Consolidated cash operating costs for the fourth quarter of 2020 were higher than budget resulting from higher than budgeted costs at the Fekola Mine including higher heavy fuel oil ("HFO") prices, higher labour costs due to COVID-19 and mining sequence changes.
Consolidated all-in sustaining costs2 for the year ended December 31, 2020 were $774 per gold ounce sold compared to $794 per gold ounce sold for 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, consolidated all-in sustaining costs for the year ended December 31, 2020 were $788 per gold ounce sold ($862 per gold ounce sold for 2019) and were at low end of the Company's guidance range of $780 to $820 per ounce. The favourable performance versus the 2020 all-in sustaining costs guidance range for the year ended December 31, 2020 reflect the lower cash operating costs described above, higher than budgeted gold ounces sold, lower general and administrative ("G&A") costs and lower than budgeted sustaining capital expenditures ($24 million) partially offset by higher royalties resulting from a higher average gold price realized than budgeted in 2020. All-in sustaining costs for the fourth quarter of 2020 were $917 per gold ounce sold compared to a budget of $726 per gold ounce sold and $869 per gold ounce sold for the fourth quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, all-in sustaining costs for the fourth quarter of 2020 were $926 per gold ounce sold compared to a budget of $736 per gold ounce sold and $882 per gold ounce sold for the fourth quarter of 2019. As expected, all-in sustaining costs for the fourth quarter of 2020 were higher than budget resulting from the expected catch up of budgeted sustaining capital expenditures totalling $19 million which was delayed from earlier quarters of 2020, higher than budgeted cash operating costs described above and higher royalties resulting from a higher average gold price realized than budgeted for the fourth quarter of 2020.
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

For the fourth quarter of 2020, mine sustaining capital expenditures were higher than budget by $19 million, mainly as a result of the catch up of mine fleet expenditures not incurred in earlier quarters and some acceleration of 2021 fleet costs. These were partially offset by lower prestripping costs at Fekola and Otjikoto. Non-sustaining capital expenditures for the fourth quarter of 2020 were $8 million lower than budget. For full-year 2020, mine sustaining capital expenditures were lower than budget by $24 million mainly as a result of lower prestripping costs at the Fekola and Otjikoto mines due to mine sequence changes. Non-sustaining mine capital expenditures for full-year 2020 were $3 million lower than budget resulting from lower than budgeted expenditures at the Otjikoto Mine on the Wolfshag underground development and the connection to the national power grid partially offset by higher than budgeted expenditures on the Fekola plant expansion. In addition, for full-year 2020, the Company's share of Gramalote capital expenditures was $7 million lower than budgeted resulting from COVID-19 delays (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures) and greenfield exploration costs were approximately $5 million less than budget.
Looking forward to 2021, B2Gold remains well positioned for continued strong operational and financial performance. The Company’s total gold production is forecast to be between 970,000 and 1,030,000 ounces (including 50,000 to 60,000 ounces attributable ounces projected from Calibre) in 2021, with total consolidated cash operating costs forecast to be between $500 and $540 per ounce and total consolidated all-in sustaining costs forecast to be between $870 and $910 per ounce. The Company’s consolidated gold production from its three operating mines is forecast to be between 920,000 and 970,000 ounces in 2021, with consolidated cash operating costs forecast to be between $480 and $520 per ounce and consolidated all-in sustaining costs forecast to be between $860 and $900 per ounce. Due to open pit mine sequencing, consolidated gold production is expected to be significantly weighted to the second half of 2021; for the first half of 2021, consolidated gold production is forecasted to be between 365,000 and 385,000 ounces, which is expected to increase significantly to between 555,000 and 585,000 ounces during the second half of 2021.

For the year ended December 31, 2020, the Company generated net income of $672 million compared to $316 million in 2019 including net income attributable to the shareholders of the Company of $628 million ($0.60 per share) compared to $293 million ($0.29 per share) in 2019. Adjusted net income attributable to the shareholders of the Company3 for the year ended December 31, 2020 was $515 million ($0.49 per share) compared to $219 million ($0.22 per share) in 2019. Net income for the fourth quarter of 2020 was $174 million compared to $182 million for the fourth quarter of 2019. For the fourth quarter of 2020, the Company generated net income attributable to the shareholders of the Company of $168 million ($0.16 per share) compared to $177 million ($0.17 per share) in the fourth quarter of 2019. Adjusted net income attributable to shareholders of the Company for the fourth quarter of 2020 was $147 million ($0.14 per share) compared to $65 million ($0.06 per share) in the fourth quarter of 2019.

Cash flow provided by operating activities was a record $951 million for the year ended December 31, 2020 compared to $492 million during 2019, an increase of $459 million. The increase reflects higher revenues of $633 million, partially offset by higher production costs and royalties and production taxes of $34 million and $42 million, respectively, and higher current income cash taxes paid in 2020. Current income taxes paid include corporate income taxes, withholding taxes and the State of Mali’s priority dividend for the Fekola Mine. In December 2020, the Company elected to make a voluntary installment prepayment of Fekola income taxes of $50 million. This prepayment will reduce the final installment amount payable due in April 2021 for Fekola's 2020 income taxes by a corresponding amount of $50 million. For the year ended December 31, 2020, the Company made current income tax, withholding and other taxes payments totalling $217 million (2019 - $128 million). This included payment of outstanding 2019 accrued tax liability obligations totalling $37 million (comprised of current income tax liabilities of $18 million and Fekola 2019 priority dividend obligations of $19 million). Based on current assumptions, including a gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $50 million).

B2Gold continues to maintain a strong financial position and liquidity. On April 8, 2020, as a precautionary measure and given the uncertainty resulting from the COVID-19 pandemic, the Company completed the drawdown of a further $250 million on its $600 million revolving credit facility ("RCF"). During the third quarter of 2020, the Company fully repaid the outstanding RCF balance of $425 million with the full amount of the $600 million RCF now undrawn and available. At December 31, 2020, the Company had cash and cash equivalents of $480 million compared to cash and cash equivalents of $141 million at December 31, 2019. Working capital at December 31, 2020 was $465 million compared to $242 million at December 31, 2019.

On January 1, 2020, B2Gold assumed the manager role of the Gramalote Project. On January 21, 2020, the Company announced positive results from the Updated Preliminary Economic Assessment for the Gramalote Ridge deposit (“Gramalote Ridge”) at the Gramalote Project (the "Gramalote PEA"). In 2020, the Company completed its sole funding requirement and increased its ownership interest to 50% (refer to "Gramalote Project - Colombia" section below). The results of the Gramalote Feasibility Study are expected to be announced in April 2021, with a construction decision expected to be made shortly thereafter.

On January 16, 2020, the Company announced an updated Fekola Mineral Resource estimate including a substantial increase in Indicated Mineral Resources at the Fekola Mine following a successful infill drill program in 2019.

3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

An updated Mineral Resource estimate for the Anaconda area (located 20 kilometres north of Fekola), based on the completed 2020 drill program, is expected in the first quarter of 2021 and the Company has allocated $8 million for drilling to expand the Mineral Resource estimate in 2021; in addition an initial Mineral Resource estimate is expected to be completed for the Cardinal zone (located within 500 metres of the current Fekola resource pit) in the first quarter of 2021.

On February 27, 2020, B2Gold’s Board of Directors (the "Board") declared a quarterly cash dividend of $0.01 per common share, paid on March 23, 2020 to shareholders of record as of March 9, 2020.

On April 28, 2020, the Company and its 10% partner GAMS-Mining F&I Ltd ("GAMS") entered into a definitive agreement with West African Resources Limited ("West African") for the sale of the Toega project located in Burkina Faso. The purchase consideration, due 90% to B2Gold and 10% to GAMS, consists of: an initial non-refundable cash payment of $10 million; a further payment of $10 million in cash or shares due upon completion of a feasibility study within 2 years (at which time the permits comprising the Toega project will be transferred to West African); production payments of $25 million in the form of a 3% net smelter returns ("NSR") royalty on production from the Toega project area; and a further 0.5% NSR royalty (to commence after the 3% NSR outlined above has been fully paid) which is capped at 1.5 million ounces.

The Company is re-evaluating the Kiaka Project in Burkina Faso, and expects to have an updated economic assessment of the project for internal review completed by the end of the first quarter of 2021, followed by an updated feasibility study by mid-year 2021.

On June 11, 2020, the Board declared a quarterly cash dividend of $0.02 per common share, an increase of 100%, paid on July 7, 2020 to shareholders of record as of June 23, 2020.

On September 10, 2020, the Board declared a quarterly cash dividend of $0.04 per common share, which was paid on September 30, 2020 to shareholders of record as of September 22, 2020. This represents a further 100% increase from the second quarter of 2020 dividend and four times higher than the initial quarterly dividend of $0.01 per share declared in the fourth quarter of 2019 and reflects the current higher gold price environment, the Company's strong operational performance and the fact that the Company reached a net positive cash position.

On November 25, 2020, the Board declared a quarterly cash dividend of $0.04 per share, paid on December 18, 2020 to shareholders of record as of December 8, 2020 in the amount of $42 million.

On February 23, 2021, the Board declared a cash dividend for the first quarter of 2021 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), payable on March 16, 2021 to shareholders of record as of March 8, 2021.

The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly and Full Year Financial and Operating Results

	Three months ended		Year ended
	December 31		December 31
	2020	2019	2020	2019	2018

Gold revenue ($ in thousands)	479,525	313,659	1,788,928	1,155,637	1,051,424
Net income from continuing operations ($ in thousands)	174,405	178,702	672,413	308,859	134,767
Net income (loss) from discontinued operations ($ in thousands)	—	3,711	—	6,982	(89,646)
Net income ($ in thousands)	174,405	182,413	672,413	315,841	45,121
Earnings per share from continuing operations – basic (1) ($/share)	0.16	0.17	0.60	0.28	0.12
Earnings per share from continuing operations – diluted (1) ($/share)	0.16	0.17	0.59	0.28	0.10
Earnings per share – basic (1) ($/share)	0.16	0.17	0.60	0.29	0.03
Earnings per share – diluted (1) ($/share)	0.16	0.17	0.59	0.29	0.02
Cash provided by operating activities of continuing operations ($ in thousands)	196,690	142,565	950,645	449,438	426,302
Cash provided by operating activities of discontinued operations ($ in thousands)	—	2,340	—	42,535	24,565
Cash provided by operating activities ($ in thousands)	196,690	144,905	950,645	491,973	450,867
Total assets ($ in thousands)	3,362,379	2,683,071	3,362,379	2,683,071	2,547,804
Non-current liabilities ($ in thousands)	415,696	466,357	415,696	466,357	687,701
Average realized gold price from continuing operations ($/ounce)	1,868	1,481	1,777	1,396	1,261
Adjusted net income(1)(2)(3) ($ in thousands)	146,729	65,116	514,891	219,145	120,319
Adjusted earnings per share (1)(2)(3) - basic ($)	0.14	0.06	0.49	0.22	0.12
Excluding El Limon and La Libertad discontinued operations results:
Gold sold (ounces)	256,655	211,800	1,006,455	827,800	833,696
Gold produced (ounces)	256,319	228,406	995,258	851,116	822,912
Cash operating costs(2) ($/gold ounce sold)	446	451	405	452	420
Cash operating costs(2) ($/gold ounce produced)	458	442	406	449	426
Total cash costs(2) ($/gold ounce sold)	566	556	526	548	507
All-in sustaining costs(2) ($/gold ounce sold)	917	869	774	794	663
Including El Limon and La Libertad discontinued operations results and Equity investment in Calibre:
Gold sold (ounces)	270,725	230,915	1,051,716	955,943	970,409
Gold produced (ounces)	270,469	245,140	1,040,737	980,219	953,504
Cash operating costs(2) ($/gold ounce sold)	461	479	422	519	490
Cash operating costs(2) ($/gold ounce produced)	473	467	423	512	495
Total cash costs(2) ($/gold ounce sold)	578	579	540	609	571
All-in sustaining costs(2) ($/ounce gold sold)	926	882	788	862	748
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Previous periods have been adjusted to reflect the removal of the adjustment for share-based compensation expense, refer to “Non-IFRS Measures”.

Annual results

Revenue

Consolidated gold revenue for the year ended December 31, 2020 was a record $1.79 billion on sales of 1,006,455 ounces at an average price of $1,777 per ounce, compared to $1.16 billion on sales of 827,800 ounces at an average price of $1,396 per ounce in 2019 (excluding revenues from discontinued operations). This significant increase in gold revenue of 55% ($0.63 billion) was 33% attributable to the increase in the average realized gold price and 22% attributable to the increase in gold ounces sold (mainly due to the higher gold production). Despite the ongoing impact of COVID-19 pandemic since March 2020, the Company continues to successfully ship its gold dore inventory to refineries. For accounting purposes, gold revenues earned from El Limon and La Libertad mines in 2019 are excluded from consolidated gold revenue and are included in the "Income from discontinued operations" line in the Consolidated Statement of Operations.

Consolidated gold revenue for the year ended December 31, 2019 included $30 million relating to the delivery of 25,282 ounces of gold into the Company's Prepaid Gold Sales contracts associated with the Company's Prepaid Gold Sales transactions. As at December 31, 2020, the Company had no remaining amounts outstanding under any Prepaid Gold Sales contracts.

For the year ended December 31, 2020, the Fekola Mine accounted for $1.11 billion (2019 - $617 million) of gold revenue from the sale of 626,300 ounces (2019 - 441,400 ounces), the Masbate Mine accounted for $368 million (2019 - $294 million) of gold revenue from the sale of 206,680 ounces (2019 - 211,300 ounces) and the Otjikoto Mine accounted for $307 million (2019 - $247 million) of gold revenue from the sale of 173,475 ounces (2019 - 175,100 ounces). Excluded from gold revenue for the year ended December 31, 2019 was El Limon's gold revenue of $64 million from the sale of 45,237 ounces and La Libertad's gold revenue of $98 million from the sale of 70,428 ounces.

Production and operating costs

Despite the challenges of the COVID-19 pandemic, B2Gold had another remarkable year of strong growth in 2020, with the achievement of B2Gold’s twelfth consecutive year of record annual gold production. The Company’s total gold production for 2020 was an annual record of 1,040,737 ounces (including 45,479 ounces of attributable production from Calibre), at the upper end of the guidance range (of between 1,000,000 and 1,055,000 ounces). Consolidated gold production from the Company’s three operating mines was an annual record of 995,258 ounces, at the upper end of the guidance range (of between 955,000 and 1,005,000 ounces), and significantly higher by 17% (144,142 ounces) than 2019 (excluding discontinued operations). The significant increase in gold production over 2019 was driven by the Fekola Mine in Mali, which produced an annual record of 622,518 ounces, exceeding the upper end of its guidance range (of between 590,000 and 620,000 ounces). The Masbate Mine in the Philippines achieved another strong year in 2020, producing 204,699 ounces, at the midpoint of its guidance range (of between 200,000 and 210,000 ounces). Masbate’s strong operational performance was achieved despite a five-day temporary suspension of mining activities in the first quarter of 2020 due to fuel shortages relating to COVID-19 restrictions, and a magnitude 6.6 earthquake approximately 90 kilometres from the mine site on August 18, 2020, suspending mining and processing operations for five and six days, respectively, as inspections were conducted to confirm there was no damage to the mine from the earthquake. The Otjikoto Mine in Namibia also had another solid year in 2020, producing 168,041 ounces, near the midpoint of its guidance range (of between 165,000 and 175,000 ounces).

For the year ended December 31, 2020, consolidated cash operating costs (refer to "Non-IFRS Measures") were $406 per gold ounce produced ($405 per gold ounce sold), $43 per gold ounce produced (10%) lower than 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, cash operating costs for the year ended December 31, 2020 were $423 per gold ounce produced ($422 per gold ounce sold) and were at the low end of the Company's guidance range of $415 to $455 per ounce and were $89 per gold ounce produced (17%) lower than 2019. The favourable variance against guidance and 2019 was attributable to the strong operating results from all of the Company's operations with above budget gold production and lower than budgeted total cash operating costs. Lower fuel costs, a weaker Namibia dollar and changes to mine sequencing as a result of responding to COVID-19 challenges were the primary reasons for operating costs per ounce being lower than both budget and 2019.
Consolidated all-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2020 were $774 per gold ounce sold compared to $794 per gold ounce sold for 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, consolidated all-in sustaining costs for the year ended December 31, 2020 were $788 per gold ounce sold ($862 per gold ounce sold for 2019) and were at low end of the Company's guidance range of $780 to $820 per ounce. The lower than budgeted all-in sustaining costs for the year ended December 31, 2020 reflect the lower cash operating costs described above, higher than budgeted gold ounces sold, lower G&A costs and lower than budgeted sustaining capital expenditures ($24 million) partially offset by higher royalties resulting from a higher average gold price realized than budgeted in 2020.
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $301 million for the year ended December 31, 2020 compared to $251 million in 2019. The 20% increase in depreciation expense was primarily due to a 22% increase in the gold ounces sold partially offset by a 1% decrease in the depreciation charge per ounce of gold sold.
Royalties and production taxes
Royalties and production taxes included in total cost sales were $121 million for the year ended December 31, 2020 compared to $80 million in 2019. The 52% increase in royalties and production taxes resulted mainly from a 27% increase in the gold price realized in 2020, a 22% increase in gold ounces sold and a change in sales mix which reflects more sales from the Fekola Mine at a higher royalty rate and lower sales from the Masbate and Otjikoto mines with a lower royalty rate.

Other

G&A costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. For the year ended December 31, 2020, G&A costs decreased by $9 million to $46 million, primarily due to the reallocation of corporate-based salaries to production costs and lower consulting, legal and travel expenses incurred in 2020 due to the impact of COVID-19.

Share-based payment expense for the year ended December 31, 2020 was $17 million, comparable to 2019.

During the year ended December 31, 2020, the Company identified a higher sustained long-term gold price forecast as an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $122 million (pre-tax $174 million impairment reversal less $52 million deferred tax expense) (refer to "Areas of Judgement and Critical Accounting Estimates"). During the year ended December 31, 2019, the Company identified an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $70 million (pre-tax $100 million impairment reversal less $30 million deferred tax expense).

On October 15, 2019, the Company completed the sale of its Nicaraguan Assets and recorded a gain on sale of $40 million.

During the year ended December 31, 2020, the Company wrote off $11 million of non-core exploration stage properties in Mali, Burkina Faso, Botswana and Ghana, as the decision was made not to proceed further with these exploration stage mineral property interests compared to $7 million for the year ended December 31, 2019.

Community relations expense for the year ended December 31, 2020 was $6 million, which was $3 million higher than 2019, resulting from two significant donations in 2020: 1,000 ounces of gold, with a value of approximately $2 million, to support black rhino conservation and the communities that protect them in Namibia, and the commitment of a $1 million contribution to the African School of Mines in Mali.

For the year ended December 31, 2020, the Company's estimate of its share of Calibre's net income was approximately $22 million compared to $1 million in 2019. Calibre will report its annual 2020 financial results on February 24, 2021. The Company will update any differences in the first quarter of 2021.

The Company reported $15 million in foreign exchange losses for the year ended December 31, 2020 compared to a foreign exchange gains of $2 million in 2019. The foreign exchange losses for 2020 resulted from the strengthening of local currency in Mali and Namibia versus the US dollar including the impact of foreign currency denominated income tax and equipment loan liabilities.

Other operating expenses for the year ended December 31, 2020 were $6 million, which mainly consisted of COVID-19 relief donations of $3 million.

The Company reported $16 million in interest and financing expense for the year ended December 31, 2020 compared to $27 million in 2019. The lower interest and financing expense resulted from lower interest rates in 2020 compared to 2019.
Current income tax, withholding and other taxes
For the year ended December 31, 2020, the Company recorded a net current income and other tax expense of $310 million compared to $114 million in 2019 consisting of current income tax of $247 million (2019 - $87 million), the 10% priority dividend to the State of Mali of $49 million (2019 - $20 million) and withholding tax (on dividends from subsidiaries/intercompany interest/management fees) of $14 million (2019 - $7 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to 2019, current tax expense for 2020 was higher mainly as a result of higher income and lower tax loss deductions in 2020 compared to 2019. The Otjikoto Mine became taxable in 2020 after using all of its loss carryforwards by the end of 2019. For 2020, the Company recorded a deferred income tax expense of $52 million compared to a deferred income tax expense of $59 million in 2019. The deferred income tax expense for 2020 is mainly attributable to the reversal of the impairment with respect to the Masbate Mine which resulted in a deferred income tax expense of $52 million in 2020 and the recognition of a deferred income tax liability of $24 million related to future withholding tax expected to be incurred on retained earnings that the Company is planning to repatriate from its foreign subsidiaries. Higher forecast gold prices have increased the Company's estimate of amounts expected to be repatriated as dividends from the Company's operations in the foreseeable future. These were partially offset by the strengthening of the local currency in Mali. Changes in the local currency result in changes to the underlying book values of tax balance sheet for Mali as tax filings are in local currencies. The deferred income tax expense for 2019 was mainly attributable to the reversal of the impairment in respect of the Masbate Mine ($30 million) and the weakening of local currencies in Mali and Namibia.

In 2020 the Company made current income tax, withholding and other taxes cash payments totalling $217 million. This included payment of outstanding 2019 accrued tax liability obligations totalling $37 million (comprised of current income tax liabilities of $18 million and Fekola 2019 priority dividend obligations of $19 million). Excluding settlement of these 2019 related tax liabilities, the Company made cash payments of $180 million related to its 2020 tax obligations. The $130 million difference between this and the Company’s 2020 current income tax expense of $310 million is included as current income tax liabilities on the balance sheet at December 31, 2020. After factoring in foreign exchange losses of $10 million on its foreign denominated tax balances, the Company had current income tax, withholding and other tax liabilities outstanding of $140 million at December 31, 2020. This liability is primarily comprised of Fekola 2020 outstanding income taxes of $75 million and Fekola 2020 priority dividends owing of $50 million.

In 2021, the Company is required to pay Fekola tax installments based on a percentage of 2020's total income tax obligations. Any difference between the actual cash installments paid during the year and the final tax amount owing for 2021 must be settled in the April of the subsequent year, based on Malian tax regulations. In addition, amounts owing for the Fekola 2021 priority dividend (which will be recorded in the income tax line for accounting purposes in the 2021 Statement of Operations) must be settled in cash in the second quarter of 2022.

Payment of the 2020 accrued tax obligations of $140 million will be made by the end of June 2021, and will be recorded as a working capital adjustment for 2021 Consolidated Statements of Cash Flows presentation purposes.

In 2021, using a gold price assumption of $1,800 per ounce, the Company is forecasting a current income tax, withholding and other taxes expense of approximately $300 million and to make total cash income tax payments of approximately $380 million, including $140 million related to the outstanding 2020 current income tax and priority dividend obligations noted above. Based on the estimated Fekola cash tax installments to be paid in 2021, the Company expects any outstanding 2021 Fekola tax liability to be accrued at December 31, 2021 to be less than $20 million. The Fekola priority dividend obligation forecast to be accrued in 2021 is approximately $45 million and is expected to be paid in June 2022.

For the year ended December 31, 2019, the Company recorded income from discontinued operations of $7 million, relating to El Limon and La Libertad mines which were sold to Calibre on October 15, 2019.

For the year ended December 31, 2020, the Company generated net income of $672 million compared to $316 million in 2019, and the Company generated net income attributable to the shareholders of the Company of $628 million ($0.60 per share) compared to $293 million ($0.29 per share) in 2019. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the year ended December 31, 2020 was $515 million ($0.49 per share) compared to $219 million ($0.22 per share) in 2019. Adjusted net income for the year ended December 31, 2020 excluded impairment reversals of $174 million, write-down of mineral property interests of $11 million, COVID-19 relief donations of $3 million, unrealized gains on derivative instruments of $5 million and deferred income tax expense of $53 million.

Cash flow provided by operating activities was $951 million for the year ended December 31, 2020 compared to $492 million during 2019, an increase of $459 million. The increase reflects higher revenues of $633 million, partially offset by higher production costs and royalties and production taxes of $34 million and $42 million, respectively, and higher cash taxes paid in 2020. In December 2020, the Company elected to make a voluntary installment prepayment of Fekola income taxes of $50 million. This prepayment will reduce the final installment amount payable due in April 2021 for Fekola's 2020 income taxes by a corresponding amount of $50 million.

At December 31, 2020, the Company had cash and cash equivalents of $480 million compared to cash and cash equivalents of $141 million at December 31, 2019. Working capital at December 31, 2020 was $465 million compared to $242 million at December 31, 2019. During the year ended December 31, 2020, the Company fully repaid the outstanding RCF balance with the full amount of the $600 million RCF now undrawn and available.

Fourth quarter 2020 and 2019

Revenue

For the fourth quarter of 2020, consolidated gold revenue was $480 million on sales of 256,655 ounces at an average price of $1,868 per ounce compared to $314 million on sales of 211,800 ounces at an average price of $1,481 per ounce in the fourth quarter of 2019 (excluding revenues from discontinued operations). This significant increase in gold revenue of 53% ($166 million) was 32% attributable to the increase in the average realized gold price and 21% attributable to the increase in gold ounces sold (mainly due to the higher gold production).

In the fourth quarter of 2020, the Fekola Mine accounted for $279 million (fourth quarter of 2019 - $164 million) of gold revenue from the sale of 149,000 ounces (fourth quarter of 2019 - 110,800 ounces), the Masbate Mine accounted for $129 million (fourth quarter of 2019 - $71 million) of gold revenue from the sale of 69,380 ounces (fourth quarter of 2019 - 47,600 ounces), the Otjikoto Mine accounted for $71 million (fourth quarter of 2019 - $79 million) of gold revenue from the sale of 38,275 ounces (fourth quarter of 2018 - 53,400 ounces). Excluded from the gold revenue in the fourth quarter of 2019 was El Limon's gold revenue of $3 million from the sale of 2,162 ounces and La Libertad's gold revenue of $7 million from the sale of 4,475 ounces.

Production and operating costs
In the fourth quarter of 2020, B2Gold’s consolidated gold production was 256,319 ounces which was in-line with budget and 12% higher than the fourth quarter of 2019 resulting from higher gold production from the Fekola Mine. The Company’s total gold production for the fourth quarter of 2020 was 270,469 ounces (including 14,150 ounces of attributable ounces from Calibre).

In the fourth quarter of 2020, consolidated cash operating costs (refer to "Non-IFRS Measures") were $458 per gold ounce produced ($446 per gold ounce sold), $49 (12%) more per gold ounce produced than budget and in-line with the fourth quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, cash operating costs for the fourth quarter of 2020 were $473 per gold ounce produced ($461 per gold ounce sold), $49 (12%) more per gold ounce produced than budget and in-line with the fourth quarter of 2019. Consolidated cash operating costs for the fourth quarter of 2020 were higher than budgeted resulting from higher than budgeted costs at the Fekola Mine including higher HFO prices, higher labour costs due to COVID-19 and mining sequence changes.
All-in sustaining costs (refer to "Non-IFRS Measures") for the fourth quarter of 2020 were $917 per gold ounce sold compared to a budget of $726 per gold ounce sold and $869 per gold ounce sold for the fourth quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, all-in sustaining costs for the fourth quarter of 2020 were $926 per gold ounce sold compared to a budget of $736 per gold ounce sold and $882 per gold ounce sold for the fourth quarter of 2019. As expected, all-in sustaining costs for the fourth quarter of 2020 were higher than budget resulting from the expected catch up of budgeted sustaining capital which was delayed from earlier quarters of 2020, higher than budgeted cash operating costs described above and higher royalties resulting from a higher average gold price realized than budgeted for the fourth quarter of 2020.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $78 million in the fourth quarter of 2020 compared to $68 million in the fourth quarter of 2019. The 15% increase in depreciation expense was primarily due to a 21% increase in the gold ounces sold partially offset by a 5% decrease in the depreciation charge per ounce of gold sold. The decrease in the depreciation charge per ounce of gold sold was a result of certain assets becoming fully depreciated in 2020 thereby reducing the depreciation base partially offset by the increased depreciation of the Masbate Mine resulting from the impairment reversal recorded at September 30, 2020.
Royalties and production taxes
Royalties and production taxes included in total cost sales were $31 million for the fourth quarter of 2020 compared to $22 million in the fourth quarter of 2019. The 39% increase in royalties and production taxes resulted mainly from a 26% increase in the gold price realized in the fourth quarter of 2020 and a 21% increase in gold ounces sold.
Other
G&A for the fourth quarter of 2020 of $19 million was comparable to $18 million for the fourth quarter of 2019.
During the fourth quarter of 2019, the Company identified an indicator of impairment reversal for the Masbate Mine resulting in a net impairment reversal of $70 million (pre-tax $100 million impairment reversal less $30 million deferred tax expense).

On October 15, 2019, the Company completed the sale of its Nicaraguan Assets and recorded a gain on sale of $40 million for the fourth quarter of 2019.

During the fourth quarter of 2019, the Company wrote off $5 million of exploration stage mineral property interests as the decision was made not to proceed further with these exploration stage mineral property interests.

For the fourth quarter of 2020, the Company's estimate of its share of Calibre's net income was approximately $9 million compared to $1 million in the fourth quarter of 2019. Calibre will report its annual 2020 financial results on February 24, 2021. The Company will update any differences in the first quarter of 2021.

The Company reported $7 million in foreign exchange losses for the fourth quarter of 2020 compared to foreign exchange losses of $2 million in the fourth quarter of 2019. The foreign exchange losses for the fourth quarter of 2020 resulted from the strengthening of local currency in Mali and Namibia versus the US dollar including the impact of foreign currency denominated working capital balances.

For the fourth quarter of 2020, the Company recorded a net current income and other tax expense of $80 million compared to $30 million in the fourth quarter of 2019, consisting of current income tax of $58 million (fourth quarter of 2019 - $22 million), the 10% priority dividend to the State of Mali of $11 million (fourth quarter of 2019 - $6 million) and withholding tax (on dividends from subsidiaries/intercompany interest/management fees) of $11 million (fourth quarter of 2019 - $2 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the fourth quarter of 2019, current tax expense in the fourth quarter of 2020 was higher mainly as a result of higher taxable income and no tax loss deductions in the fourth quarter of 2020 as compared to the fourth quarter of 2019. The Otjikoto Mine became taxable in the first quarter for 2020 after using all of its loss carryforwards by the end of 2019. For the fourth quarter of 2020, the Company recorded a deferred income tax recovery of $14 million compared to a deferred income tax expense of $28 million in the fourth quarter of 2019. The deferred income tax recovery for the fourth quarter of 2020 was mainly attributable to the strengthening of local currencies in Mali and Namibia. Changes in local currencies result in changes to the underlying book values of tax balance sheets for Mali and Namibia as tax filings are in local currencies. The deferred income tax expense in the fourth quarter of 2019 was primarily attributable to the reversal of the impairment in respect of the Masbate Mine ($30 million).

For the fourth quarter of 2019, the Company recorded income from discontinued operations of $4 million, relating to El Limon and La Libertad mines which were sold to Calibre on October 15, 2019.

Net income for the fourth quarter of 2020 was $174 million compared $182 million for the fourth quarter of 2019 and the Company generated net income attributable to the shareholders of the Company of $168 million ($0.16 per share) for the fourth quarter of 2020 compared to $177 million ($0.17 per share) in the fourth quarter of 2019. Adjusted net income attributable to shareholders of the Company (refer to “Non-IFRS Measures”) for the fourth quarter of 2020 was $147 million ($0.14 per share) compared to $65 million ($0.06 per share) in the fourth quarter of 2019. Adjusted net income in the fourth quarter of 2020 excluded unrealized gains on derivative instruments of $8 million and deferred income tax recovery of $13 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Year ended
	December 31		December 31
	2020	2019	2020	2019

Gold revenue ($ in thousands)	278,735	164,155	1,113,288	617,452
Gold sold (ounces)	149,000	110,800	626,300	441,400
Average realized gold price ($/ounce)	1,871	1,482	1,778	1,399
Tonnes of ore milled	2,006,282	1,706,922	6,872,829	6,977,044
Grade (grams/tonne)	2.61	2.32	2.99	2.16
Recovery (%)	94.3	94.0	94.3	94.2
Gold production (ounces)	158,548	119,243	622,518	455,810
Cash operating costs(1) ($/gold ounce sold)	385	386	320	380
Cash operating costs(1) ($/gold ounce produced)	397	366	320	375
Total cash costs(1) ($/gold ounce sold)	525	504	460	493
All-in sustaining costs(1) ($/gold ounce sold)	736	685	599	641
Capital expenditures ($ in thousands)	28,378	68,130	184,037	132,847
Exploration ($ in thousands)	5,564	3,597	14,718	14,487
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali, in which the Company holds an 80% interest, produced 622,518 ounces of gold, exceeding the upper end of its guidance range (of between 590,000 and 620,000 ounces), as processed grade, tonnes and recoveries all exceeded budget. Gold production for the year also increased significantly by 37% (166,708 ounces) over 2019, mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. For full-year 2020, mill feed grade was 2.99 grams per tonne (“g/t”) compared to budget of 2.91 g/t and 2.16 g/t in 2019; mill throughput was 6.9 million tonnes compared to budget of 6.8 million tonnes and 7.0 million tonnes in 2019; and gold recovery averaged 94.3% compared to budget of 93.8% and 94.2% in 2019. The slightly lower mill throughput in 2020 compared to 2019 was mainly due to the planned downtime for the Fekola mill expansion tie-ins and softer low-grade ore being processed in 2019. In the fourth quarter of 2020, the Fekola Mine produced 158,548 ounces of gold, significantly higher than the fourth quarter of 2019 by 33% (39,305 ounces) and in-line with budget. For the fourth quarter of 2020, mill feed grade was 2.61 g/t compared to budget of 2.75 g/t and 2.32 g/t in the fourth quarter of 2019; mill throughput was 2.0 million tonnes compared to budget of 1.9 million tonnes and 1.7 million tonnes in the fourth quarter of 2019; and gold recovery averaged 94.3% compared to budget of 94.0% and 94.0% in the fourth quarter of 2019.

The Fekola Mine continues to operate unimpeded and no operational days were lost due to the political developments in Mali in 2020. With the establishment of a new interim government in September 2020, which will lead Mali through to new presidential and legislative elections in 2022 or early 2023, the Economic Community of West African States (“ECOWAS”) has now lifted its sanctions on Mali, including air, border and financial restrictions. B2Gold will continue to work with local, regional and national governments in Mali to ensure that its mining operations continue normally, providing employment and important economic benefits to all stakeholders, including our employees, governments and the communities around the mine.

For full-year 2020, the Fekola Mine's cash operating costs (refer to “Non-IFRS Measures”) of $320 per ounce produced ($320 per gold ounce sold) were at the upper end of the guidance range of $285 to $325 per ounce. For full-year 2020, total mining costs were marginally higher than budget due to mining sequence changes and higher labour costs related to COVID-19 payments while processing costs were higher than budget due to higher than budgeted HFO costs. Full-year 2020 cash operating costs were $55 (15%) per ounce produced lower than in 2019 as a result of higher grade ore processed resulting in higher production in 2020 as described above. Fekola’s cash operating costs for the fourth quarter of 2020 were $397 per gold ounce produced ($385 per gold ounce sold), compared to a budget of $306 per gold ounce produced and $366 per gold ounce produced for the fourth quarter of 2019. Fekola's cash operating costs in the fourth quarter of 2020 were above budget and the fourth quarter of 2019 for the same reasons as the full-year variances discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Fekola Mine for the full-year 2020 were $599 per gold ounce sold, slightly above the upper end of its guidance range of between $555 and $595 per ounce. For full-year 2019, all-in sustaining costs were $641 per gold ounce sold. All-in sustaining costs for full-year 2020 were slightly higher than budget as a result of the higher than budgeted cash operating costs described above, higher royalties resulting from a higher average gold price realized than budgeted for full-year 2020 partially offset by higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures. Sustaining capital expenditures for full-year 2020 were $17 million lower than budget mainly a result of lower prestripping costs for Fekola Pit phases 5 and 6 resulting from mining sequence changes and approximately $4 million of overall sustaining costs savings versus budget on the tailings storage facility project completed during 2020. All-in sustaining costs for the fourth quarter of 2020 were $736 per gold ounce sold compared to a budget of $542 per gold ounce sold and $685 per gold ounce sold in the fourth quarter of 2019. As expected, all-in sustaining costs for the fourth quarter of 2020 were higher than budget as a result of the expected catch up of budgeted sustaining capital at Fekola (fleet costs and other camp costs) which was delayed from earlier quarters of 2020, higher than budgeted cash operating costs described above and higher royalties resulting from a higher average gold price realized than budgeted for the fourth quarter of 2020.

Capital expenditures for the full-year 2020 totalled $184 million, including $60 million for the mining fleet expansion, $39 million for the processing mill expansion, $22 million for the solar power plant, $30 million for prestripping, $10 million for mobile equipment rebuilds and $4 million for tailing storage facilities. Capital expenditures in the fourth quarter of 2020 totalled $28 million and consisted of $9 million for prestripping, $8 million for mobile equipment rebuilds, $3 million for the mining fleet expansion and $4 million for the solar power plant.

The low-cost Fekola Mine is expected to produce between 530,000 and 560,000 ounces of gold in 2021 at cash operating costs of between $405 and $445 per ounce and all-in sustaining costs of between $745 and $785 per ounce. Fekola’s gold production is forecast to be lower in 2021 (622,518 ounces in 2020), due to waste stripping and lower mined ore grades expected in the first half of 2021, as Phase 5 and 6 of the Fekola Pit are developed. However, additional mining areas and processing capacity are currently being investigated, with the potential to increase Fekola’s budgeted 2021 and long-term gold production. The nearby Cardinal (located within 500 metres of the current Fekola resource pit) and Anaconda area (located 20 kilometres north of Fekola) include both saprolite and hard-rock gold mineralization, with the potential to begin mining in 2021, subject to obtaining all necessary permits. Grade control drilling is already underway at a portion of the Cardinal deposit to enable it to be mined for processing at the Fekola mill in the second quarter of 2021. In addition, mill processing trials conducted in the fourth quarter of 2020 demonstrate the potential to optimize the grind-throughput capacity of the expanded facility and increase hard-rock throughput to approximately 8.0 million tonnes per annum ("Mtpa"), and support the addition of saprolite ore tonnage in excess of the hard-rock capacity. Fekola’s all-in sustaining costs per ounce are expected to increase in 2021 (compared to 2020 actual of $599 per ounce), mainly due to the planned lower production and higher period stripping activities at Fekola, and higher forecast fuel costs, import duties (approximately $11 per gold ounce sold) and ongoing COVID-19 related labour and medical costs. Until November 30, 2020, the Company was exonerated from paying import duties under the terms of its 2012 mining convention.

For 2021, the Fekola Mine is budgeted to process a total of 7.75 million tonnes of ore at an average grade of 2.32 g/t and process gold recovery of 94%. With Phase 4 of the Fekola Pit completed in 2020, ore is scheduled to be sourced from Phase 5 and 6 of the Fekola Pit in 2021 together with existing stockpiles. As a result of the planned waste stripping and lower mined ore grades in the first half of 2021, as Phase 5 and 6 of the Fekola Pit are developed, production is expected to be significantly weighted to the second half of 2021 (when mining reaches the higher grade portion of Phase 5 of the Fekola Pit). For the first half of 2021, Fekola’s gold production is expected to be between 220,000 and 230,000 ounces, which is expected to increase significantly to between 310,000 and 330,000 ounces during the second half of 2021. Based mainly on the weighting of production and timing of waste stripping, Fekola’s cash operating costs are expected to be between $530 and $570 per ounce in the first half of 2021, before significantly improving to between $315 and $355 per ounce during the second half of 2021. In addition, Fekola’s all-in sustaining costs are expected to be between $850 and $890 per ounce in the first half of 2021, before significantly improving to between $670 and $710 per ounce during the second half of 2021.

Sustaining capital costs in 2021 at the Fekola Mine are budgeted to total $86 million, including $58 million for prestripping (development of Phase 5 and 6 of the Fekola Pit), $15 million for mobile equipment rebuilds and $4 million for pit dewatering infrastructure and equipment. Non-sustaining capital costs are budgeted to total $8 million to complete the solar power plant (excluding the damages related to the fire, refer to "Fekola Solar Plant" for additional detail).

Fekola Mine Expansion

On September 10, 2020, the Company announced the successful commissioning of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa), ahead of the scheduled completion date of September 30, 2020. The Fekola mill has the potential to run above the annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate (using ore blends comparable to those planned for 2021 and future production). Commissioning included completion of all major construction activities associated with the Fekola mill expansion, as well as successful execution of a process performance test to compare with design expectations. In addition, substantially all of the Fekola mine fleet expansion equipment planned for 2020 (including excavators, trucks, and drill rigs) has now arrived on site and is operational, with the overall mine expansion now materially complete. The final non-sustaining costs incurred for the plant expansion were approximately $14 million higher than budget, of which the majority of overruns related to COVID-19 costs and increased labour and camp costs.

Fekola Solar Plant

Following the temporary suspension of solar plant construction activities in April 2020 due to COVID-19 restrictions, site activities recommenced on October 2, 2020 and construction progress is now approximately 90% complete. On January 5, 2021, a fire in the solar storage yard destroyed approximately 25% of the solar panels for the project. Replacement panels have been sourced and are scheduled to arrive at site by early May 2021. Approximately 25% of the solar field came on line on January 28, 2021 and based on current projections, the Company expects that solar production will reach 75% of full capacity by the end of March 2021. The remaining 25% is contingent on the delivery of the replacement panels, but full construction completion is now projected by the end of the second quarter of 2021. The Company does not anticipate any significant impact on Fekola’s 2021 budgeted cash operating costs as a result of the delay in completion of the solar plant and expects that losses incurred will be covered by insurance. The solar plant is expected to reduce processing costs by approximately 7% and cash operating costs per ounce produced by approximately 3%.

The existing HFO and diesel power plant have an installed capacity of 64 megawatts while Fekola’s expanded mill facilities require only approximately 40 megawatts for continuous operations. The solar plant is therefore not a necessary component to sustain the higher process plant production rate but is expected to reduce Fekola’s operating costs and emissions by decreasing power plant fuel consumption and maintenance costs. When the plant is fully commissioned, it will reduce HFO consumption by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year.

B2Gold’s Strong Partnership in Mali

B2Gold is one of the largest Canadian and foreign investors in Mali, with total investment to date of approximately $1 billion and the Company continues to have a strong and mutually beneficial relationship with the Government of Mali. As B2Gold’s 20% partner at the Fekola Mine, the State of Mali is a direct economic beneficiary of the Fekola Mine’s operating results. The Government of Mali’s share of Fekola results include corporate income tax, withholding taxes, royalties and production-based taxes, and priority dividends, which are payable each year on the first 10% tranche of the State of Mali’s overall 20% ownership interest in the Fekola Mine.

Priority dividends are based on 10% of the Fekola Mine’s annual net income each year and are accounted for as an income tax. A 10% interest in post-tax net income is equivalent to a 7.5% interest in net income before taxes after factoring in the 25% corporate income tax rate stabilized for the Fekola Mine under the 2012 Mining Code. Consequently, current income tax expense in the Consolidated Statement of Operations includes current income tax expense for the Fekola Mine at an effective interest rate of 32.5%. Priority dividend payments are due and payable in the second quarter following the year in which the obligation was generated. For 2020, the priority dividend obligation accrued of $50 million is expected to be paid in June 2021.

In addition to the priority dividends payable annually to the State of Mali, the second 10% tranche of the State’s interest in the Fekola Mine also attracts ordinary dividends for which the first distribution commenced in December 2020, following the final repayment of the intercompany loans and interest related to the construction and start-up of the Fekola Mine. Ordinary dividends are now expected to be declared at least annually going forward and will be based on free cash flows generated from Fekola’s operations after funding its capital expenditures and working capital requirements. Ordinary dividends will be allocated 8/9ths to the account of the Company and 1/9th to the State of Mali based on the Company’s and the State’s respective ordinary shareholdings. Ordinary dividend distributions are subject to a 10% withholding tax.

The Fekola Mining Convention, as amended, was established under the 2012 Mining Code and governs the legal, administrative, tax, economic, mining, social and environmental conditions under which B2Gold operates the Fekola Mine and is enforceable between the parties for the term of the Fekola Mine mining permit, an initial 30 year period, renewable for successive periods of 10 years. A new mining code was adopted in Mali in September 2019 (the “2019 Mining Code”), which outlines certain tax and customs stabilization of existing mining conventions and the enforceability of the existing conventions, including the Fekola Convention. The 2019 Mining Code expressly states that mining titles that are valid at the time of the entry into force of the 2019 Mining Code remain valid for their term and for the substance for which they have been issued. In addition, the mining conventions in force at the date of the 2019 Mining Code, including the Fekola Convention, remain valid for their term and benefit from the stabilization of their tax and customs regime as provided under such mining convention.

Masbate Mine – Philippines

	Three months ended		Year ended
	December 31		December 31
	2020	2019	2020	2019

Gold revenue ($ in thousands)	129,325	70,511	368,473	293,875
Gold sold (ounces)	69,380	47,600	206,680	211,300
Average realized gold price ($/ounce)	1,864	1,481	1,783	1,391
Tonnes of ore milled	1,929,286	2,032,093	7,760,372	7,996,990
Grade (grams/tonne)	1.11	1.01	1.00	1.16
Recovery (%)	84.0	77.0	82.3	73.2
Gold production (ounces)	57,566	50,741	204,699	217,340
Cash operating costs(1) ($/gold ounce sold)	546	667	638	589
Cash operating costs(1) ($/gold ounce produced)	585	694	629	594
Total cash costs(1) ($/gold ounce sold)	647	792	740	683
All-in sustaining costs(1) ($/gold ounce sold)	930	956	985	815
Capital expenditures ($ in thousands)	14,619	5,205	34,041	25,894
Exploration ($ in thousands)	2,421	876	8,266	3,971

(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines achieved another strong year in 2020, producing 204,699 ounces of gold, at the midpoint of its guidance range (of between 200,000 and 210,000 ounces). Masbate’s strong operational performance was achieved despite a five day temporary suspension of mining activities in the first quarter of 2020 due to fuel shortages relating to COVID-19 restrictions; a magnitude 6.6 earthquake approximately 90 kilometres from the mine site on August 18, 2020, suspending mining and processing operations for five and six days, respectively, as inspections were conducted to confirm there was no damage to the mine from the earthquake and a super typhoon (Typhoon Goni), which first made landfall in the Philippines on November 1, 2020. Compared to 2019, gold production in 2020 was lower by 6% (12,641 ounces), as the prior year had benefited from higher grade ore tonnage from the Main Vein Pit. For full-year 2020, the average grade processed was 1.00 g/t compared to budget of 1.01 g/t and 1.16 g/t in 2019. Mill throughput was 7.8 million tonnes compared to a budget of 8.2 million tonnes and 8.0 million tonnes in 2019 and gold recoveries averaged 82.3% compared to budget of 76.3% and 73.2% in 2019. Masbate had a strong finish to the year, producing 57,566 ounces of gold in the fourth quarter of 2020, significantly higher than the fourth quarter of 2019 by 13% (6,825 ounces), mainly due to higher recoveries (as a result of processing more oxide ore). For the fourth quarter of 2020, mill feed grade was 1.11 g/t compared to budget of 1.15 g/t and 1.01 g/t in the fourth quarter of 2019; mill throughput was 1.9 million tonnes compared to budget of 2.0 million tonnes and 2.0 million tonnes in the fourth quarter of 2019; and gold recovery averaged 84.0% compared to budget of 74.6% and 77.0% in the fourth quarter of 2019.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) of $629 per ounce produced for full-year 2020 ($638 per gold ounce sold) were well below the Company's guidance range of between $665 to $705 per ounce. Cash operating costs per gold ounce produced for full-year 2020 were below budget resulting from lower than budgeted mining and processing costs. Mining and processing costs for full-year 2020 were lower than budget due to lower diesel and HFO prices. In addition, mined tonnage and waste stripping activity was less than budgeted and haulage distances were shorter, all of which reduced mining costs per tonne. Cash operating costs for full-year 2020 were 6% higher than full-year 2019 mainly as of a result of higher production in full-year 2019. Masbate's cash operating costs for the fourth quarter of 2020 were $585 per gold ounce produced ($546 per gold ounce sold) which was $47 per ounce produced lower than budget and $109 per ounce produced lower than the fourth quarter of 2019. The lower cash operating costs per gold ounce produced in the fourth quarter of 2020 compared to budget arose for the same reasons as the full-year variance discussed above. Cash operating costs per gold ounce produced in the fourth quarter of 2020 compared to the fourth quarter of 2019 were lower due to higher production in the fourth quarter of 2020 compared to the fourth quarter of 2019 as discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for Masbate were $985 per gold ounce sold for full-year 2020, within its guidance range of between $965 and $1,005 per ounce. For full-year 2019, all-in sustaining costs were $815 per gold ounce sold. All-in sustaining costs for the fourth quarter of 2020 were $930 per gold ounce sold compared to a budget of $830 per gold ounce sold and $956 per gold ounce sold in the fourth quarter of 2019. As expected, all-in sustaining costs for the fourth quarter of 2020 were higher than budget as a result of the expected catch up of budgeted sustaining capital at Masbate (mainly fleet rebuilds) which was delayed from earlier quarters of 2020.

Capital expenditures totalled $34 million in 2020, including mobile equipment acquisition costs and rebuilds of $15 million, prestripping costs of $6 million, processing equipment replacement costs of $4 million and tailings storage facility projects of $4 million. Capital expenditures for the fourth quarter of 2020 totalled $15 million consisting primarily of $7 million of mobile equipment purchases and rebuilds and $2 million of prestripping.

The Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold in 2021 at cash operating costs of between $650 and $690 per ounce and all-in sustaining costs of between $955 and $995 per ounce. For 2021, Masbate is budgeted to process a total of 8.0 million tonnes of ore at an average grade of 1.10 g/t and process gold recovery of 73.4%. Mill feed is budgeted to consist primarily of fresh ore (88%), sourced from the Main Vein Pit (Stage 4 and 6) and the Montana Pit. Masbate’s gold production is scheduled to be relatively consistent throughout 2021.
Sustaining capital costs in 2021 at the Masbate Mine are budgeted to total $29 million, including $9 million for mobile fleet rebuilds and replacements, $5 million for a tailings water treatment plant, $3 million for prestripping and $3 million for power plant rebuilds. Non-sustaining capital costs are budgeted to total $9 million.

Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2020	2019	2020	2019

Gold revenue ($ in thousands)	71,465	78,993	307,167	247,251
Gold sold (ounces)	38,275	53,400	173,475	175,100
Average realized gold price ($/ounce)	1,867	1,479	1,771	1,412
Tonnes of ore milled	898,503	903,630	3,505,569	3,415,475
Grade (grams/tonne)	1.41	2.04	1.52	1.64
Recovery (%)	98.4	98.8	98.4	98.7
Gold production (ounces)	40,205	58,422	168,041	177,966
Cash operating costs(1) ($/gold ounce sold)	501	392	437	468
Cash operating costs(1) ($/gold ounce produced)	520	379	453	461
Total cash costs(1) ($/gold ounce sold)	576	451	508	525
All-in sustaining costs(1) ($/gold ounce sold)	1,200	897	920	895
Capital expenditures ($ in thousands)	25,119	21,633	66,815	56,085
Exploration ($ in thousands)	1,462	788	3,183	2,455
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had another solid year in 2020, producing 168,041 ounces of gold, near the midpoint of its guidance range (of between 165,000 and 175,000 ounces). Compared to 2019, gold production was lower by 6% (9,925 ounces) in 2020, as the prior year had benefited from more high-grade ore tonnes being mined from Phase 2 of the Wolfshag Pit. For full-year 2020, mill feed grade was 1.52 g/t compared to budget of 1.55 g/t and 1.64 g/t in 2019; mill throughput was 3.51 million tonnes compared to budget of 3.41 million tonnes and 3.42 million tonnes in 2019; and gold recovery averaged 98.4% compared to budget of 98.0% and 98.7% in 2019. In the fourth quarter of 2020, the Otjikoto Mine produced 40,205 ounces of gold, 5% lower than budget (fourth quarter of 2019 – 58,422 ounces). For the fourth quarter of 2020, mill feed grade was 1.41 g/t compared to budget of 1.57 g/t and 2.04 g/t in the fourth quarter of 2019; mill throughput was 0.9 million tonnes compared to budget of 0.9 million tonnes and 0.9 million tonnes in the fourth quarter of 2019; and gold recovery averaged 98.4% compared to budget of 98.0% and 98.8% in the fourth quarter of 2019.

In December 2019, the Board approved the development of the Wolfshag underground mine (the initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag orebody included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold). Development of the Wolfshag underground mine continues to progress well and on schedule. This project is expected to bring forward production of high-grade ore from the Wolfshag deposit and reduce production costs. The mine development will also provide access for down-plunge and parallel exploration and has been designed to support future expansions. Project spending is currently estimated to total $57 million (of which $26 million is budgeted to be incurred in 2021) from completion of the internal study to production of stope ore. Portal development was completed in 2020, and activities in 2021 will focus on horizontal and vertical development to produce stope ore in the first quarter of 2022.

The Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) for full-year 2020 were $453 per gold ounce produced ($437 per gold ounce sold), below its guidance range of between $480 to $520 per ounce. Full-year 2020 cash operating costs per ounce were lower than budgeted due to higher than budgeted gold ounces produced, lower than budgeted fuel prices and a weaker Namibian dollar compared to the US dollar. Full-year 2020 cash operating costs were in-line with full-year 2019 cash operating costs of $461 per gold ounce produced. For the fourth quarter of 2020, the Otjikoto Mine's cash operating costs were $520 per gold ounce produced ($501 per ounce gold sold) in-line with budget (lower operating costs were offset by lower ounces produced as a result of lower grade processed) and $141 per ounce produced higher than the fourth quarter of 2019. Fourth quarter of 2019 cash operating costs per gold ounce produced were lower than fourth quarter of 2020 cash operating costs per gold ounce produced as fourth quarter 2019 production was higher due to grade as discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for Otjikoto for full-year 2020 were $920 per gold ounce sold, which was well below the low end of its guidance range of between $1,010 and $1,050 per ounce and were higher than $895 per gold ounce sold in 2019. All-in sustaining costs for the full-year 2020 were lower than budget as a result of lower than budgeted cash operating costs as discussed above, higher than budgeted gold ounces sold and sustaining capital expenditures which were $11 million lower than budgeted, mainly due to lower than budgeted prestripping. All-in sustaining costs for the fourth quarter of 2020 were $1,200 per gold ounce sold compared to a budget of $1,056 per gold ounce sold and $897 per gold ounce sold in the fourth quarter of 2019. In the fourth quarter of 2020, all in-sustaining costs were higher than budget primarily due to lower than budgeted gold ounces sold and the expected catch up of budgeted sustaining capital which was delayed from earlier quarters of 2020.

Capital expenditures totalled $67 million in 2020, primarily consisting of $47 million for prestripping for the Otjikoto Pit Phases 3 and 4 and Wolfshag Pit Phase 3, $10 million in mobile equipment rebuilds and replacements and $7 million for Wolfshag underground development. For full-year 2020, Wolfshag underground development costs were $11 million less than budgeted and power grid connection costs were $6 million less than budgeted. Capital expenditures for the fourth quarter of 2020 totalled $25 million primarily consisting of $16 million for prestripping, $4 million in mobile equipment rebuilds and replacements and $4 million for Wolfshag underground development.

The Otjikoto Mine is expected to produce between 190,000 and 200,000 ounces of gold in 2021, a significant increase of approximately 16% (compared to 168,041 ounces produced in 2020), and is in the range of Otjikoto’s annual production record (of 191,534 ounces achieved in 2017), as high-grade ore is scheduled to be sourced from Phase 3 of the Wolfshag Pit in the second half of 2021. Otjikoto’s cash operating costs are forecast to be between $480 and $520 per ounce and all-in sustaining costs are expected to be between $830 and $870 per ounce. Otjikoto’s all-in sustaining costs per ounce are expected to decrease in 2021 (compared to 2020 guidance of between $1,010 and $1,050 per ounce), mainly due to higher production and lower capitalized prestripping costs forecast at Otjikoto in 2021, partially offset by the cost of ore stockpiles drawn in the year.

For 2021, Otjikoto is budgeted to process a total of 3.4 million tonnes of ore at an average grade of 1.77 g/t with process gold recovery of 98%. Mining activities are scheduled to focus on waste stripping in Phase 3 of the Wolfshag Pit and Phase 3 of the Otjikoto Pit in the first half of 2021 when ore is scheduled to be sourced mainly from medium grade stockpiles, resulting in an average head grade of approximately 0.87 g/t in the first half of 2021, compared to a head grade of approximately 2.67 g/t in the second half of 2021 when high grade ore from Phase 3 of the Wolfshag Pit is available.

The Wolfshag ore zone is narrow and high grade, with pit and phase strip ratios that result in a highly variable gold production profile. Approximately 70% of the gold produced in 2021 is expected to be mined from Phase 3 of the Wolfshag Pit, with material ore production starting early in the third quarter of 2021 following the waste stripping campaign. As a result of the timing of this high-grade ore mining, Otjikoto’s production is expected to be significantly weighted to the second half of 2021. For the first half of 2021, Otjikoto’s gold production is expected to be between 45,000 and 50,000 ounces, which is expected to increase significantly to between 145,000 and 150,000 ounces during the second half of 2021. Based mainly on the weighting of the planned production and timing of higher waste stripping, Otjikoto’s cash operating costs are expected to be between $940 and $980 per ounce in the first half of 2021, before significantly improving to between $330 and $370 per ounce during the second half of 2021. In addition, Otjikoto’s all-in sustaining costs are expected to be between $1,600 and $1,640 per ounce in the first half of 2021, before significantly improving to between $580 and $620 per ounce during the second half of 2021. In the first quarter of 2021, forecast gold production at Otjikoto is lower and forecast costs are higher than the second quarter of 2021, due to the significant amount of waste stripping and lower stockpile grades which will be processed early in 2021.

Otjikoto’s higher 2021 gold production level of between 190,000 and 200,000 ounces is expected to continue through to 2024, as production from Wolfshag underground is expected to commence in early 2022 and will supplement ore from the Otjikoto Pit as well as existing medium and low-grade stockpiles for approximately three years based on current estimates.

Sustaining capital costs in 2021 at the Otjikoto Mine are budgeted to total $44 million, including $36 million for capitalized prestripping and $7 million for mobile equipment rebuilds and equipment purchases. Non-sustaining capital costs are budgeted to total $33 million, including $26 million for development of the Wolfshag underground project and $7 million for a connection to the national power grid, originally planned for 2020, and delayed due to COVID-19. The delay in connecting to the national power grid to 2021 is not expected to impact the targeted commissioning date of the Wolfshag underground mine.

Investment in Calibre

On October 15, 2019, B2Gold completed the sale of the Nicaraguan Assets to Calibre. Prior to closing, B2Gold accounted for the Nicaraguan Assets as discontinued operations for financial reporting purposes in accordance with IFRS 5, Non-current assets held for sale and discontinued operations. Commencing October 15, 2019, the Company no longer consolidates the results of its Nicaraguan operations in its consolidated financial statements, but rather equity accounts for its 33% ownership interest in Calibre. The results of the Nicaraguan Assets for the three and twelve months ended December 31, 2019 have been presented as discontinued operations for all periods in the Consolidated Statement of Operations and the Consolidated Statements of Cash

Flows. Following completion of the Calibre Transaction and conversion of the convertible debenture, B2Gold currently holds approximately 33% of the total issued and outstanding Calibre common shares. The market value of the Company's 33% common shareholding of Calibre at December 31, 2020 was $211 million. For full-year 2020, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $22 million. For the fourth quarter of 2020, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $9 million. Calibre will report its fourth quarter and full year 2020 financial results on February 24, 2021. The Company will update any differences in the first quarter of 2021.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated January 12, 2021, consolidated production of Calibre from the El Limon and La Libertad mines for full-year 2020 was 136,009 ounces (exceeding the high end of Calibre's production guidance range) of which the Company's attributable share was 45,479 ounces. For the fourth quarter of 2020, consolidated production of Calibre was 42,573 ounces of which the Company's attributable share was 14,150 ounces. Consolidated production of Calibre from October 15, 2019 to December 31, 2019 was 33,506 ounces of which the Company's attributable share was 10,724 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for full-year 2020 will be in-line with the revised guidance of approximately $820 per ounce and $1,090 per ounce respectively. Consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the fourth quarter of 2020 reflect the adjustment for actual third quarter of 2020 results.

In 2021, Calibre operations are forecast to produce between 170,000 and 180,000 ounces of gold from the El Limon and La Libertad mines. The Company’s expected share (33%) of attributable ounces produced projected from Calibre is between 50,000 and 60,000 ounces. Calibre’s cash operating costs are forecast to be between $920 and $1,020 per ounce and all-in sustaining costs are forecast to be between $1,040 and $1,140 per ounce.

Discontinued Operations - El Limon and La Libertad Mines – Nicaragua
El Limon Mine in Nicaragua produced 47,288 ounces of gold from January 1, 2019 to October 14, 2019. For that period, El Limon's cash operating costs (refer to "Non-IFRS Measures") were $768 per gold ounce produced ($815 per gold ounce sold). All-in sustaining costs (refer to "Non-IFRS Measures") for the period ended October 14, 2019 were $1,257 per gold ounce sold. Capital expenditures to October 14, 2019 totalled $32 million and consisted mainly of Limon Central prestripping and Santa Pancha and Veta Nueva underground development costs.
La Libertad Mine in Nicaragua produced 71,091 ounces of gold from January 1, 2019 to October 14, 2019. For that period, La Libertad's cash operating costs were $1,055 per gold ounce produced ($1,058 per gold ounce sold). All-in sustaining costs for the period ended October 14, 2019 were $1,389 per gold ounce sold. Capital expenditures to October 14, 2019 totalled $18 million, primarily consisting of expenditures for tailings storage facility construction, land purchase and resettlement related to the Jabali Antenna open-pit and underground development costs.
Gramalote Project - Colombia
Following amendments to the Gramalote Project shareholders agreement in December 2019, B2Gold was appointed as manager of the project as of January 1, 2020. In the first half of 2020, the Company sole-funded $12.5 million of expenditures on the Gramalote Project, which resulted in the Company's interest being increased to 50% (AngloGold Ashanti Limited ("AngloGold") - 50%). An additional sole-funded amount of $1.4 million was completed in July 2020 resulting in the Company having met its total sole-funding obligation of $13.9 million under the amended shareholders agreement. Each of B2Gold and AngloGold is now funding its respective share of expenditures pro rata. For full-year 2020, the Company's share of Gramalote capital expenditures totalled $19 million compared to a budget of $26 million. Full-year 2020 expenditures were $7 million below budget resulting from COVID-19 delays.

On January 21, 2020, the Company announced positive results from the Gramalote PEA. The Gramalote PEA was prepared by B2Gold and evaluates recovery of gold from an open-pit mining operation that will move up to 143,000 tonnes per day (“tpd”) (50.0 Mtpa), with a 30,137 tpd (11.0 Mtpa) processing plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails, followed by a carbon-in-pulp recovery process to produce doré bullion. The Gramalote PEA is based solely on production from Gramalote Ridge and does not include potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate, and the Monjas West zone. The Mineral Resource estimate for Gramalote Ridge that formed the basis for the Gramalote PEA includes Indicated Mineral Resources of 70,110,000 tonnes grading 0.92 g/t gold for a total of 2,070,000 ounces of gold and Inferred Mineral Resources of 79,030,000 tonnes grading 0.79 g/t gold for a total of 2,010,000 ounces of gold.

The Gramalote PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Based on the positive results from the Gramalote PEA, the Company believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to the results of the Gramalote Feasibility Study expected in April 2021. The Environmental Impact Study and Project Implementation Plans for the Gramalote Project have been fully approved by the National Authority of Environmental Licenses of Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study and a Modified Project Implementation plan were submitted and are currently in the final approval process. If the final economics of the feasibility study are positive and a construction decision is made to develop Gramalote as an open-pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of B2Gold and AngloGold. The Gramalote Project has several key infrastructure advantages, including: reliable water supply - high rainfall region and located next to the Nus River; adjacent to a national highway, which connects directly to Medellin and to a major river with port facilities, capable of bringing supplies by barge to within 70 kilometres of the site; proximity to the national electricity grid with ample low-cost power and a stable record of hydroelectric power; and a skilled labour workforce within Colombia. In addition, B2Gold expects the Gramalote Project to benefit from several key operational advantages, including: excellent metallurgical characteristics of the ore, which results in high recovery rates at low processing costs; relatively low strip ratio in the mine; low power costs and ability to mine and process higher grade ore in the initial years of the mine life resulting in improved project economics.

On March 30, 2020, B2Gold announced a temporary shutdown at the Gramalote Project due to COVID-19. Project operations restarted on May 4, 2020 for Environmental Impact Assessment related field activities, with infill resource drilling recommencing on May 11, 2020 and being completed on August 21, 2020. Feasibility work at the Gramalote Project has continued as planned. During 2020, Gramalote successfully conducted an extensive infill drill program of 42,500 meters that was completed in August 2020. The purpose of the infill drilling was to confirm and upgrade the Inferred Mineral Resources to Indicated status to provide the basis for Gramalote’s Feasibility Study. During the fourth quarter of 2020, an updated resource model for Gramalote was completed, providing the information necessary to advance pit design and mining engineering studies. Feasibility stage metallurgical studies and process plant design were completed by year-end and infrastructure design work continues. The results of the Gramalote Feasibility Study are expected to be announced in April 2021, with a construction decision expected to be made shortly thereafter.

Key social initiatives, including resettlement work and artisanal miner formalization/relocation, continued to advance during the fourth quarter of 2020. Gramalote has also requested that the terms of its EIA be modified to allow the resettlement process to occur as construction proceeds, which will assist in accelerating the construction sequence.

The initial 2021 budget for the Gramalote Project is $52 million (B2Gold’s 50% share is $26 million) for the continued development of the project, along with continued environmental and social activities supporting local communities. The Gramalote budget also includes $9 million for exploration in 2021, which follows a successful infill drill program in 2020 that supported an updated resource model, providing the basis for Gramalote’s Feasibility Study. A total of 18,000 metres of diamond drilling is planned in 2021, including 8,000 metres for further drilling at Gramalote Ridge and 10,000 metres at two satellite deposits (Trinidad and Monjas West), which are proximal to the planned Gramalote infrastructure.

Gramalote’s 2021 budget includes project development up to the feasibility completion and construction decision point in the second quarter of 2021, and therefore does not include early works or construction costs, such as mobilization and pioneering. A separate construction budget is expected to be developed for the second half of 2021, based on a positive Gramalote Feasibility Study and construction decision.

Kiaka Project - Burkina Faso

The Company is currently updating the existing feasibility study for the Kiaka Project in Burkina Faso, reflecting the potential for improved economics resulting from lower fuel prices, alternative power options and a higher gold price.

A Mineral Resource model utilizing additional drill results and revised model interpretations was completed in December 2020. An updated feasibility study is underway utilizing the new Mineral Resource and several new concepts to reduce costs, including a liquid natural gas (“LNG”) hybrid power plant combined with solar and dual fuel haul trucks that burn a mix of diesel fuel and LNG. A larger processing plant size of 12 Mtpa is being considered for this updated feasibility study. The Company expects to have an internal decision document completed by the end of March 2021, with an updated feasibility study completed by the end of June 2021. The 2021 budget for the Kiaka Project is $5.4 million.

Community Relations Update
In 2020, the Company incurred a total of $13 million on its community relations programs, comprised of direct expenditures of $10 million and related social taxes (mandated to be used for social programs) of $3 million across the various countries where it operates.

Mining projects provide a unique opportunity for engaging with and contributing to the development of host communities. As part of the Company's approach to generate positive socio-economic impact and legacy, one of B2Gold's goals is to help build sustainable communities, with B2Gold acting as a catalyst and community members playing a lead role in their own development. The Company believes that working through an inclusive process with local stakeholders, government and non-government organization ("NGO") partners to identify, select and implement projects is an important factor in the success of the community development projects. By putting decision-making in the hands of stakeholders, B2Gold aims for local ownership of projects and outcomes, improved alignment between government and B2Gold efforts, and strengthened local capacity to build prosperous and healthy communities. B2Gold's Community Investment Standard, which aligns with the IFC Performance Standards and International Council on Mining and Metals guidance on community development, defines how the Company focuses on sustainable contributions to the communities where B2Gold operates. In 2020, due to the COVID-19 pandemic and its operational impacts and restrictions, our projects and operations have adapted their strategies to deliver the key planned projects and, at same time, provide emergency support to local and national governments’ response plans and to the most pressing needs of local communities. Highlights of the Company’s community investment programs and support in response to the COVID-19 pandemic is set out below.

Fekola Mine

Following the impacts caused by the COVID-19 pandemic in 2020, the Company supported both the local communities and national government in Mali with their response to the pandemic. B2Gold committed $0.5 million towards the government's COVID-19 response plan, which included funds for much needed medical supplies. Local communities surrounding the Fekola Mine received support through the donation of hygiene kits and sensitization campaigns.

During 2020, and despite the restrictions caused by the COVID-19 pandemic, the Fekola Mine was able to continue the implementation of its planned community investment programs. Along with local partners and local communities, projects were developed in the areas of education, health, water and sanitation, child protection and alternative livelihoods.

A multi-year Community Development Plan (CDP) is in place that was developed through a participative approach and includes a governance structure where decision-making is driven by local stakeholders. Under the CDP, 12 projects were presented by communities in 2020 and approved by the CDP steering committee for implementation. Ten projects were completed in 2020 and 2 were still in progress as of December 31, 2020, including the construction of primary and secondary schools and a community health center, installation of community water borehole hand pumps and the implementation of a fish farming project. A total amount of $0.6 million was invested in the CDP in 2020.

Livelihood initiatives in 2020 included the completion of a detailed feasibility study for the development of a large-scale agri-business project in the region. The project consists of the agricultural development of approximately 495 hectares of land, will incorporate modern farming practices and technology including irrigation, and will include various options for individual and entrepreneurial involvement and investment. The project aims to improve community resilience, enhance small land holder production, increase income levels, and improve access to finance and agricultural markets.

B2Gold has partnered with UNICEF since 2019 to support and empower girls and young women in artisanal mining communities from the Kenieba District. Children working in artisanal mining, especially girls, are among the most vulnerable in Mali as they can be exposed to violence, abuse and exploitation. In 2020, the project recruited mothers and community leaders to participate in the project and training was delivered in hygiene and gender-based violence ("GBV") risk mitigation. Mobile play and recreational spaces were installed in the communities and children attended the different programs and have received psychosocial support. Project activities are developed in close collaboration with local government and linked to formal education services.

Masbate Mine

Philippines regulations mandate that a social tax equal to 1.5% of operational costs is invested in support of socio-economic development in the areas impacted by a mining operation, resulting in a significant community investment budget managed by the Masbate Mine in coordination with local stakeholders through an annual Social Development Management Plan (SDMP). B2Gold also delivers further community investment where needs arise. For the funding delivered around the Masbate Mine, projects are identified and implemented in coordination with multi-stakeholder committees and town councils and support education, infrastructure, health services, and livelihood development.

In 2020, due to the severe impacts of the COVID-19 in the Philippines, the National Government, through the Mines and Geosciences Bureau (MGB), instructed mining companies to direct SDMP funds to provide emergency assistance to local governments and communities in line with the government’s COVID-19 response plan. Provision of medical supplies and donation of two ambulances to local hospitals, food assistance to frontline workers and the donation of food packages to more than 21,000 families was part of the assistance provided by B2Gold with total expenditures of $0.6 million.

Other community development initiatives continued in 2020 under the regular SDMP implementation. Education initiatives in 2020 included the continued financial assistance to 1,243 high school and 849 college students and to 43 barangay education workers. Livelihood activities included the construction of a food processing centre and related machinery and equipment. Other infrastructure development and support services included the development of 18 water distribution systems in 16 neighboring barangays benefitting 2,518 households.

Significant ongoing environmental programs continued in 2020 including mangrove reforestation, coral reef rehabilitation and resource management activities. More than one million mangroves covering 254 hectares have been planted over the life of the program through the end of 2020. The amount of reef balls (i.e., artificial reef structures) deployed within the Colorado Marine Protected Area ("MPA") through the end of 2020 totals 2,200 across four sites and includes the propagation of approximately 10,000 coral transplants. Management planning with the MPA Technical Working Group has been on-going and is helping to improve local resource management capabilities.

Otjikoto Mine

Community investment in Namibia is focused on education, arts and culture, health, environment, and small business development. In 2020, however, and in addition to those key focus areas, the Company significantly supported the national efforts to respond to the COVID-19 pandemic. In April 2020, B2Gold Namibia made an initial contribution of $0.2 million that supported both targeted government interventions and the Development Workshop of Namibia, a non-governmental organization which operates through the Namibian Chamber of Environment. This contribution helped fund hygiene, sanitation and food security projects in the informal residential areas of urban townships throughout the country, including sensitization and installation of 50,000 simple community hand washing stations that reached 70,000 households. Later in July 2020, the Company made a contribution of $2 million to assist the Namibian government's COVID-19 relief program. Managed through the Namibia's Disaster Relief Fund, which was established under the Emergency Management Unit of the Office of the Prime Minister, the funds were directed towards the purchase of personal protection equipment, food relief packages and hospital equipment (including ventilators) to assist healthcare and frontline workers dealing with the virus and its impact on local populations.

Included in its environmental programs, B2Gold launched the Rhino Gold Bar philanthropic conservation initiative in early 2020 with the donation of 1,000 ounces of gold (valued at approximately $2 million) produced from the Company's Otjikoto Mine to support the preservation of the black rhino population in the country and the communities that protect them. A series of limited-edition Rhino Gold Bars was produced and sold to investors at the spot price of gold on the date of sale plus a 15% conservation premium. Proceeds from the sale are managed by the Rhino Gold Bar Advisory Committee ("RGBAC") composed of representatives from B2Gold; the Save the Rhino Trust Namibia ("SRT"); the Integrated Rural Development and Nature Conservation ("IRDNC"); the Namibian Chamber of Environment; and the Namibian Ministry of Environment, Forestry and Tourism, and are used to assist conservation actions in the field, including support for patrols, intelligence activities, and to rural communities who live alongside the black rhino population. A portion of the proceeds from the sale of the bars are planned to mint a new series of limited rhino bars and medallions, helping the Rhino Bar initiative to become self-sufficient and sustainable.

In 2020, the Company supported programs in early childhood development, primary and secondary schools, vocational education, and teacher skills development. Support was provided for a partnership between a remote indigenous private school and public schools to share knowledge and experiences via live interactive technologies through satellite uplinks. A primary school was built in the town of Otjiwarongo in 2020 benefiting 320 pupils. Healthcare programs provided mobile services to reach remote communities and informal settlements in the capital city of Windhoek. A total of $1 million was spent on these social development programs in 2020.

Gramalote Project

The Gramalote Project in Colombia implemented several community investment activities in 2020 in the areas of education, health, livelihoods, arts and culture. With a special focus on livelihood activities, Gramalote continued the implementation of the La Maria pilot project for the formalization of informal artisanal and small-scale miners in line with applicable national policies and regulations. The Company supported the artisanal & small-scale miners in preparing and obtaining environmental permits ("EIA") and complementary work plans as required by law, along with technical training and analysis for best gold processing alternatives. In 2020, 73 small miners from the community of La Maria were formally established as a small company and are authorized to mine in compliance with all legal, social and environmental national requirements.

The Company is in the planning phase of the resettlement of neighborhood communities that will be impacted by the proposed development of the Gramalote Project, and a Resettlement Action Plan (RAP) is being developed through a participatory approach with communities in alignment with international best practice (e.g. International Finance Corporation ("IFC") Performance Standard 5 – Land Acquisition and Resettlement) and in compliance with Colombian legislation. In 2020, several workshops were conducted with the communities to build their capacity on a standard resettlement process in order to ensure their fully informed participation throughout the process.

In response to the impacts of the COVID-19 pandemic, Gramalote supported the local governments and communities in 2020 through the donations of medical equipment and tests to local hospitals and food support to local communities.

Kiaka Project

In 2020, B2Gold continued supporting the nearby villages on agriculture-based livelihood projects targeting women and youth. Specific activities included the construction of an irrigation system for a market garden project and funding the implementation of a chicken farm project.

Vancouver, Canada, Corporate Office

B2Gold actively supports sustainable projects in health, education, livelihoods and environmental conservation throughout the world where we operate. As a Canadian company, B2Gold is also committed to supporting CSR initiatives at home through its Canadian CSR Fund. In 2020, the Company provided CDN$1 million of financial support to community organizations in Metro Vancouver, Canada, which are on the frontline in assisting local communities impacted by the COVID-19 pandemic. B2Gold donated:

•CDN$375,000 to the Greater Vancouver Food Bank, which provides healthy food to those in need, including over 8,500 clients and approximately 80 Community Agency Partners across Metro Vancouver.
•CDN$250,000 to PHS Community Services Society and CDN$125,000 to The Bloom Group Community Services Society, which provide housing, health care, harm reduction and health promotion for some of the most vulnerable and under-served people in Vancouver's Downtown Eastside community.
•CDN$250,000 to Covenant House Vancouver, which provides food, shelter and medical care to Vancouver's homeless and at-risk street youth.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. On April 8, 2020, as a precautionary measure and given the uncertainty resulting from the COVID-19 pandemic, the Company completed the drawdown of a further $250 million on its $600 million RCF. During the third quarter of 2020, the Company fully repaid the outstanding RCF balance of $425 million with the full amount of the $600 million RCF now undrawn and available. At December 31, 2020, the Company had cash and cash equivalents of $480 million compared to cash and cash equivalents of $141 million at December 31, 2019. Working capital at December 31, 2020 was $465 million compared to $242 million at December 31, 2019.

The Company has an RCF with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of May 9, 2023. The RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.48% and 0.62%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at December 31, 2020, the Company was in compliance with these debt covenants.

During 2016, the Company entered into a Euro 71 million term equipment facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71 million is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Fekola Mine and has been fully drawn. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first twenty-four months after December 7, 2016 and 0.5% thereafter is also due, each payable quarterly. In each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche. The Company and its subsidiary, Mali Mining Investments Limited, have guaranteed the equipment facility and security is given over the equipment of the Borrower which has been financed by the equipment facility, related warranty and insurance, and over the debt service reserve account ("DSRA"). The Borrower is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next six months. As at December 31, 2020, the balance in the DSRA account was Euro 8 million ($10 million equivalent).

On September 29, 2020, the Company entered into a new term equipment facility (the "new equipment facility") with Caterpillar Financial Services Corporation for an aggregate principal amount of up to the Euro equivalent of $40 million. The new equipment facility is available to the Borrower to finance or refinance up to 75% of the cost of mining fleet and other mining equipment at the Company's Fekola Mine in Mali. The new equipment facility is available from the date of the agreement and ends on the earlier of the day when the new equipment facility is fully drawn and September 29, 2021. The new equipment facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. On October 26, 2020, the Borrower drew down the entire amount under the new equipment facility for proceeds of Euro 36 million.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 4.25%. A commitment fee of 0.85% per annum on the undrawn balance of the new equipment facility for the term of the facility is also due, payable quarterly commencing 12 months from the date of the agreement. The Company and its wholly-owned subsidiary, Mali Mining Investments Limited, have guaranteed the new equipment facility and security is given over the equipment of the Borrower which has been financed by the new equipment facility, related warranty and insurance.

On June 1, 2017, the Company entered into an $18 million term equipment facility with Caterpillar Financial Services Philippines Inc. The aggregate principal amount is available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine and has been fully drawn. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facilities. At December 31, 2020, the facility had been fully drawn.

On May 30, 2017, the term over which the Otjikoto equipment loans may be advanced under the facility was extended to June 30, 2018 and an additional $6 million was made available for drawdown. During the year ended December 31, 2017, the Company had drawn down the full $6 million available under the facility. During the year ended December 31, 2020, the Company repaid the equipment loans in full.

For the year ended December 31, 2020, net resource property expenditures totalled $338 million. The most significant expenditures were on the Fekola Mine expenditures of $184 million, the Masbate Mine expenditures of $34 million and the Otjikoto Mine expenditures of $67 million. Exploration and development costs for the year ended December 31, 2020 totalled $48 million while cash paid into reclamation accounts totalled $12 million.

On April 28, 2020, the Company and its 10% partner GAMS-Mining F&I entered into a definitive agreement with West African for the sale of the Toega project located in Burkina Faso. The initial non-refundable cash payment of $9 million due to B2Gold was received in the second quarter of 2020.

As at December 31, 2020, and in addition to those commitments disclosed elsewhere in this MD&A, the Company had the following commitments:
•For payments of $3 million for the solar plant, $3 million for major overhauls and $3 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2021.
•For payments of $55 million for the Wolfshag underground project at the Otjikoto Mine, of which $22 million is expected to be incurred in 2021 and $33 million is expected to be incurred in 2022.
•For payments of $1 million for major overhauls of mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2021.
•For payments of $3 million for the Gramalote Project, all of which is expected to be incurred in 2021.

For 2021, the Company has budgeted total capital expenditures of $94 million at the Fekola Mine, $38 million at the Masbate Mine and $76 million at the Otjikoto Mine. In addition, the Company has budgeted $26 million for its 50% share of the Gramalote Project expenditures for 2021. The Company’s total 2021 exploration budget is approximately $66 million.

As at December 31, 2020, the Company’s significant commitments are disclosed in the table below:

	2021	2022	2023	2024	2025	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	89,062	—	—	—	—	89,062
Derivative liabilities	2,059	—	—	—	—	2,059
Fekola equipment loan facilities:
Principal	26,301	19,392	11,101	8,965	7,267	73,026
Interest (estimated)	3,230	1,953	1,143	631	170	7,127
Masbate equipment loan facility:
Principal	3,513	3,076	766	106	—	7,461
Interest (estimated)	397	167	26	2	—	592
Lease liabilities
Principal	3,955	3,204	2,678	2,186	1,377	13,400
Interest (estimated)	29	12	—	—	—	41
Capital expenditure commitments	35,576	33,660	—	—	—	69,236
Commitment fees on RCF	2,869	2,869	1,489	—	—	7,227
Employee future benefits	179	179	179	179	179	895
Other liabilities	6,925	—	—	—	—	6,925

	174,095	64,512	17,382	12,069	8,993	277,051
The Company believes that its future cash flows from operations along with the undrawn and available balances on its current facilities will allow it to meet its current obligations as they come due.

Derivative financial instruments
Fuel contracts – fuel oil, gas oil, diesel

The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the year ended December 31, 2020, the Company entered into additional series of forward contracts for the purchase of 81.1 million litres of gas oil and 97.0 million litres of fuel oil with scheduled settlement between May 2020 and January 2023. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2020:

	2021	2022	2023	Total

Forward – fuel oil:
Litres (thousands)	46,547	29,980	2,272	78,799
Average strike price	$0.25	$0.27	$0.29	$0.26

Forward – gas oil:
Litres (thousands)	43,274	27,842	2,146	73,262
Average strike price	$0.33	$0.34	$0.37	$0.33

Collars - fuel oil
Litres (thousand)	9,086	—	—	9,086
Average ceiling price	$0.26	$—	$—	$0.26
Average floor price	$0.39	$—	$—	$0.39

Collars - diesel
Litres (thousand)	6,439	—	—	6,439
Average ceiling price	$0.40	$—	$—	$0.40
Average floor price	$0.57	$—	$—	$0.57

The unrealized fair value of these contracts at December 31, 2020 was $5 million.

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest rate swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. The new interest rate swaps cancelled the existing contracts and embedded the positive unrealized fair value into the new series of contracts. The Company entered into these interest rate swaps to manage the volatility of the interest related to the RCF. The fair value of these contracts at December 31, 2020 was $(2) million. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the Consolidated Statement of Operations.

Operating activities

Cash flow provided by operating activities was $951 million for the year ended December 31, 2020 compared to $492 million during 2019, an increase of $459 million. The increase reflects higher revenues of $633 million, partially offset by higher production costs and royalties and production taxes of $34 million and $42 million, respectively, and higher cash taxes paid in 2020.

Financing activities

The Company’s cash from financing activities for the year ended December 31, 2020 was a net outflow of $279 million. For the year ended December 31, 2020, the Company drew down $250 million under its RCF, made repayments of $450 million on the RCF, drew down $41 million on the new equipment facility, made equipment loan facility repayments of $28 million, received proceeds from the exercise of stock options of $46 million, made interest and commitment fees payments of $12 million, paid dividends to shareholders of $115 million and made distributions to non-controlling interests of $9 million.

On February 27, 2020, the Board declared a quarterly cash dividend of $0.01 per common share, which was paid on March 23, 2020 to shareholders of record as of March 9, 2020 in the amount of $10 million. On June 11, 2020, the Board declared a quarterly cash dividend of $0.02 per common share, paid on July 7, 2020 to shareholders of record as of June 23, 2020 in the amount of $21 million. On September 10, 2020, the Board declared a quarterly cash dividend of $0.04 per share, an increase of 100%, paid on September 30, 2020 to shareholders of record as of September 22, 2020 in the amount of $43 million. On November 25, 2020, the Board declared a quarterly cash dividend of $0.04 per share, paid on December 18, 2020 to shareholders of record as of December 8, 2020 in the amount of $42 million.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level, which reflects a previously announced increase in the Company's annual dividend from $0.08 per share to $0.16 per share. This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the year ended December 31, 2020, net resource property expenditures totalled $338 million. The most significant expenditures were expenditures on the Fekola Mine of $184 million, Masbate Mine expenditures of $34 million, Otjikoto Mine expenditures of $67 million and Gramalote Project expenditures of $19 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Exploration and development costs for the year ended December 31, 2020 totalled $48 million. In addition, for the year ended December 31, 2020, the Company received the remaining $16 million in proceeds from the sale of the Nicaraguan Assets, received a $9 million non-refundable deposit for the sale of Toega and paid $12 million into restricted reclamation accounts.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended December 31, 2020	For the three months ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2019
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Fekola Mine, exploration	5,564	3,597	14,718	14,487
Masbate Mine, exploration	2,421	876	8,266	3,971
Otjikoto Mine, exploration	1,462	788	3,183	2,455
Anaconda Regional, exploration	1,051	1,049	4,489	2,424
Kiaka Project, exploration	1,434	788	4,032	3,332
Ondundu Project, exploration	149	594	922	1,505
Finland, exploration	895	176	2,336	750
Bantako Nord, exploration	575	982	3,199	1,689
Uzbekistan, exploration	917	563	1,967	2,164
Other	1,193	1,528	5,070	8,370

	15,661	10,941	48,182	41,147
For the full-year 2020, B2Gold continued to pursue a program of aggressive exploration, incurring $48 million compared to a total revised exploration budget for 2020 of $53 million, excluding drilling included in the Gramalote Project budget. Exploration for 2020 at existing properties was once again focused predominantly in West Africa, as well as the other operating mine sites in Namibia and the Philippines, with a total revised budget of $35 million. The Company also allocated an additional $18 million for its grassroots exploration programs for 2020.

Following a very successful year for exploration in 2020, B2Gold is planning another year of aggressive exploration in 2021 with a budget of approximately $66 million (excludes drilling included in the Gramalote Project budget). Exploration will focus predominantly in Mali, with a total country budget of $27 million, other operating mine sites in Namibia and the Philippines, as well as expanded focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $25 million in 2021 to high quality targets for its grassroots exploration programs, including a number of new regions.

Fekola Mine

In 2020, the Company continued exploration drilling near Fekola and the Anaconda area with an $18 million program in Mali that focused on exploration at the Cardinal and FMZ zones near the Fekola deposit which demonstrate potential for additional gold deposits within 3 kilometres of the Fekola mill, expanding the mineral resources within the Anaconda area, including the Mamba zone and further testing the sulphide zones. In the third quarter of 2020, the Company increased the Mali exploration budget by $2 million for drilling of new exploration targets. For full-year 2020, the Company ultimately incurred $20 million on Mali exploration ($15 million on Fekola Mine exploration and $5 million on Anaconda area exploration).

Approximately 33,000 metres of combined reverse circulation and diamond drilling was completed on the Cardinal (located less than one kilometre west of the Fekola Mine open pit) and FMZ zones in 2020. The new high-grade drill results now extend the gold mineralization at the Cardinal and FMZ zones to over 3.5 kilometres along strike and intersected up to 350 metres vertically below surface, with the northern portion of the Cardinal zone passing within 500 metres of the current Fekola resource pit. The high gold grade intersections at the Cardinal zone locally define a moderately northeast plunging shoot, which demonstrates good exploration potential down plunge. Mineralization at the Cardinal and FMZ zones remains open at depth and along strike. The Cardinal and FMZ zones comprise multiple, sub-parallel, west-dipping shear zones with an average width of approximately 10 metres for the main Cardinal zone. Within the shears, gold is spatially associated with quartz-carbonate veins and is strongly associated with the coarse grained pyrite. Rare visible gold has been noted within the quartz-carbonate veins. An initial Mineral Resource estimate for Cardinal is expected to be completed in the first quarter of 2021. Grade control drilling is underway at a portion of this deposit to enable it to be mined for processing at the Fekola plant, which is forecast for the second quarter of 2021, subject to obtaining all necessary permits. The potential upside from Cardinal has not been included in the 2021 budget. Ongoing exploration drilling will also focus on infilling the high-grade portions of the Cardinal zone and extend these down plunge. Drilling at Fekola North will also continue to track the main Fekola structure north of the existing open pit.

On January 16, 2020, the Company announced an updated Fekola Mineral Resource estimate based on cumulative 240,000 metres of exploration drilling in 1,124 drill holes (including 120,000 metres in 501 holes drilled by B2Gold since June 2014). The updated Fekola Indicated Mineral Resource estimate as at December 31, 2019 was 110,600,000 tonnes at 1.70 g/t gold for a total of 6,052,000 ounces of gold constrained within a $1,500 per ounce gold pit shell above a cut-off grade of 0.5 g/t gold.

In 2021, approximately $8 million is budgeted to be spent on exploration around the Fekola Mine, including Fekola North and Cardinal/FMZ. A total of approximately 49,000 metres of diamond and reverse circulation drilling is planned.

Anaconda Area

In 2020, the Company had budgeted approximately 41,000 metres of diamond drilling and reverse circulation drilling on several zones in the Anaconda Area, located approximately 20 kilometres from Fekola. Much less drilling has been completed as a result of a shift in focus to Cardinal for the majority of 2020. The Company recommenced drilling in the Anaconda area in late September 2020. For full-year 2020, the Company incurred $5 million on Anaconda Area exploration and $3 million on the Bantako Nord Area exploration.
For full-year 2020, the Company completed approximately 18,000 metres of combined reverse circulation and diamond drilling on the Anaconda area, focused mainly on the Mamba zone. The Company plans to continue focusing on upgrading and expanding the existing saprolite Mineral Resource estimate of 21.6 million tonnes at 1.11 g/t for 770,000 ounces in the Anaconda area. An updated saprolite Mineral Resource estimate based on the completed 2020 drill program is expected in the first quarter of 2021 and will feed into engineering studies currently underway. This estimate will also include an initial Mineral Resource estimate on the sulphide material below the saprolite. This sulphide mineralization will continue to be followed up in 2021. There are several other prospects in the Anaconda area where possible Fekola-style mineralization has been intersected in fresh rock which will be drilled in 2021.

Exploration drilling on the Mamba zone during the period has focused on increasing the size of the known saprolite resource and further testing the underlying sulphide mineralization. The high-grade intercepts at the Mamba zone demonstrate well mineralized intersections of sulphide-hosted gold over a total strike length of approximately 2.2 kilometres. The good grade and width combinations continue to provide strong support for this interpretation and provide a strong indication of the potential for a second Fekola-style south plunging body of sulphide mineralization, which remains open down plunge. One of the key geological aspects of the Mamba zone is the continuity in the high grade mineralization in the transition from saprolite- to sulphide-hosted zones of mineralization.

The Company also completed additional infill drilling in order to provide sufficient definition for an updated Mineral Resource estimate on the Anaconda area, which the Company expects to be completed by the end of the first quarter of 2021. Geological modeling and the preliminary stages of resource estimation are currently in progress.

In 2021, approximately $12 million is budgeted to be spent on exploration in the Anaconda area. A total of approximately 57,000 meters of diamond and reverse circulation drilling is planned.

Other West African Exploration

A total of $2.5 million is planned in other areas of West Africa, leveraging off the considerable geological experience gained at Fekola. This budget includes establishing an exploration presence and pursuing opportunities in the highly prospective and under-explored country of Cote d’Ivoire.

Masbate Mine

For full-year 2020, the Company incurred $8 million for Masbate Mine exploration, which was in-line with the budget of $8 million (included approximately 25,000 metres of diamond and reverse circulation drilling). The 2020 exploration program focused on drill testing the most prospective Inferred Mineral Resources below existing design pits to determine if existing open pits can be expanded. Several grassroot greenfield targets that have seen variable exploration and drilling was further tested with mapping, trenching and drilling.

The Masbate exploration budget for 2021 is approximately $6.3 million, including approximately 15,000 metres of drilling. The 2021 exploration program will follow up where 2020 drilling intersected higher grades in previously low-grade areas that had been sparsely drilled. It will also focus on drill testing the most prospective Inferred Mineral Resource areas below existing design pits to determine if existing open pits can be expanded as a result of higher gold prices. Several grassroot greenfield targets will be further tested as well.

Otjikoto Mine and Regional Exploration

For full-year 2020, the Company incurred $3 million for Otjikoto Mine exploration and $1 million for the Ondundu Project exploration in-line with the total exploration budget for Namibia of $4 million. Exploration in 2020 included 19,500 metres of diamond drilling and 3,300 metres of RAB drilling split between the Otjikoto Mine and the Ondundu joint venture, located approximately 200 kilometres southwest of Otjikoto. Exploration at Otjikoto continued to focus on drilling down plunge on the Wolfshag and Otjikoto deposits which remain open at depth as well as testing stratigraphy east of Wolfshag for new mineralized horizons.

The total exploration budget for Namibia in 2021 is approximately $4.8 million. Exploration in 2021 will include 25,000 metres of diamond drilling and 3,200 metres of RAB drilling split between the Otjikoto Mine and the Ondundu joint venture. The majority of the diamond drilling will target the extension of the existing Wolfshag underground resource area and a lone drillhole intersection more than 700 metres down plunge. Several new zones located parallel to and east of Wolfshag with the potential to enhance the underground project will also be tested.

Other Greenfield Exploration

Given B2Gold’s exploration teams successful discovery history, the Company budgeted $18 million for greenfield exploration opportunities internationally in 2020, as it continued to pursue early stage exploration discoveries through property acquisitions and joint ventures with junior exploration companies. The actual spend on greenfield exploration for full-year 2020 was approximately $15 million.

In 2021, B2Gold has allocated approximately $25 million to high quality targets for its grassroots exploration programs, including Finland, Uzbekistan and a number of new regions.

In Finland, the Company has allocated $4.8 million to the Central Lapland joint venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources’ Ikkari discovery trends directly onto the joint venture ground. This trend coincides with B2Gold’s base-of-till (BOT) drilling and the same interpreted structure as defined by airborne geophysics.

In Uzbekistan, the Company has allocated $5 million to advance exploration on the ground acquired in proximity to the world class Muruntau super-mine. Exploration in 2020, mapping, RAB drilling and trenching identified multiple targets on structures and lithologies that have the same alteration and geochemical characteristics as Muruntau. Reverse circulation and diamond drilling are planned in 2021.

In addition, the Company has allocated approximately $15 million for several other greenfield targets currently being pursued.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3 and 4 of its audited consolidated financial statements for the year ended December 31, 2020. Management considers the following estimates to be the most critical in understanding the judgements involved in preparing the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

COVID-19 estimation uncertainty

A global pandemic related to COVID-19 was declared in March 2020 by the World Health Organization. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. The impact of COVID-19 on the global economic environment, and the local jurisdictions in which the Company operates, could result in changes to the way the Company runs its mines. These changes could result in revenues or costs being different from the Company's expectations. This impact could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Masbate

During the year ended December 31, 2014, the Company recorded a pre-tax impairment charge of $436 million on the carrying value of Masbate Mine property, plant and equipment. The net impairment recorded in the statement operations, after taking into account a deferred income tax recovery of $131 million, was $305 million. Subsequently, during the year ended December 31, 2019, after reflecting the amount of depreciation that would have been recorded had the assets not been impaired, the Company recorded a pre-tax impairment reversal of $100 million on the carrying value of Masbate Mine property, plant and equipment. The net impairment reversal recorded in the statement operations in 2019, after taking into account a deferred income tax expense of $30 million, was $70 million. During the first nine months of 2020, the long-term consensus gold price continued to be above the long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans. Consequently, the Company has revised its long-term gold price estimate to $1,500 per ounce of gold. The increase in the long-term gold price was considered to be an indicator of impairment reversal. The Company performed an impairment reversal test on the Masbate Mine cash-generating unit (“CGU”) as at September 30, 2020.
The carrying values of the Masbate Mine property, plant and equipment were compared to the mine’s recoverable amount which was determined to be its fair value less cost of disposal ("FVLCD") at September 30, 2020. To estimate the recoverable amount of the Masbate Mine’s CGU for impairment reversal, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and the discount rate. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.
Key assumptions used for the impairment test at September 30, 2020 were:

Long-term gold price	$1,500/ounce
Silver price	$17/ounce
Estimated final year of production	2036
Discount rate	5%

The Company concluded that the carrying values of the Masbate Mine property, plant and equipment at September 30, 2020 was lower than the FVLCD and, combined with the previous impairment reversal, resulted in a complete reversal of the remainder of the original impairment loss recorded in 2014. After reflecting the amount of depreciation that would have been recorded had the assets not been impaired, the Company recorded a pre-tax impairment reversal of $174 million in the Consolidated Statement of Operations for the year. The net impairment reversal recorded in the Consolidated Statement of Operations for the year, after taking into account a deferred income tax expense of $52 million, was $122 million.
Sensitivities
The recoverable amount for the Masbate Mine CGU is most sensitive to changes in the long-term gold price and the discount rate. A decrease in the long-term gold price would result in the Company making amendments to the mine plans that would partially offset the effect of a lower long-term gold price through lower operating and capital costs. Ignoring the impact on the life-of-mine plans, in isolation, a $100 per ounce decrease in the long-term gold price assumption would not result in any change in the impairment reversal as there is sufficient headroom in the model to offset the impact of the reduction. A 50 basis point increase in the discount rate would also result in no change to the impairment reversal.
Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Gramalote received notice from the Colombian Tax Office (DIAN) that it disagreed with the Company’s tax treatment of certain items in the 2013 and 2014 income tax returns resulting in assessments with additional income taxes and penalty fines. These assessments are currently being appealed by Gramalote and the outcome of these appeals cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessments are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures
Disclosure controls and procedures are designed (a) under Canadian law, to provide reasonable assurance and (b) under U.S. law, to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
As at December 31, 2020, management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators and under the Exchange Act. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2020, the Company's disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.
As at December 31, 2020, management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.
Changes in internal control over financial reporting
There has been no change in our internal control over financial reporting during the year ended December 31, 2020 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	57,376	37,871	19,183	114,430	10,383	124,813
Royalties and production taxes	20,867	7,050	2,858	30,775	1,003	31,778

Total cash costs	78,243	44,921	22,041	145,205	11,386	156,591

Gold sold (ounces)	149,000	69,380	38,275	256,655	14,070	270,725

Cash operating costs per ounce ($/gold ounce sold)	385	546	501	446	738	461

Total cash costs per ounce ($/gold ounce sold)	525	647	576	566	809	578

	For the three months ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	42,790	31,761	20,951	95,502	1,507	3,506	5,013	10,111	110,626
Royalties and production taxes	13,062	5,942	3,149	22,153	155	76	231	690	23,074

Total cash costs	55,852	37,703	24,100	117,655	1,662	3,582	5,244	10,801	133,700

Gold sold (ounces)	110,800	47,600	53,400	211,800	2,162	4,475	6,637	12,478	230,915

Cash operating costs per ounce ($/gold ounce sold)	386	667	392	451	697	783	755	810	479

Total cash costs per ounce ($/gold ounce sold)	504	792	451	556	769	800	790	866	579

	For the year ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	200,228	131,780	75,857	407,865	36,028	443,893
Royalties and production taxes	87,790	21,183	12,312	121,285	3,185	124,470

Total cash costs	288,018	152,963	88,169	529,150	39,213	568,363

Gold sold (ounces)	626,300	206,680	173,475	1,006,455	45,261	1,051,716

Cash operating costs per ounce ($/gold ounce sold)	320	638	437	405	796	422

Total cash costs per ounce ($/gold ounce sold)	460	740	508	526	866	540

	For the year ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	167,667	124,534	81,977	374,178	36,860	74,543	111,403	10,111	495,692
Royalties and production taxes	49,941	19,884	9,868	79,693	3,724	2,003	5,727	690	86,110

Total cash costs	217,608	144,418	91,845	453,871	40,584	76,546	117,130	10,801	581,802

Gold sold (ounces)	441,400	211,300	175,100	827,800	45,237	70,428	115,665	12,478	955,943

Cash operating costs per ounce ($/gold ounce sold)	380	589	468	452	815	1,058	963	810	519

Total cash costs per ounce ($/gold ounce sold)	493	683	525	548	897	1,087	1,013	866	609

Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	57,376	37,871	19,183	114,430	10,383	124,813
Inventory sales adjustment	5,506	(4,199)	1,739	3,046	—	3,046

Cash operating costs	62,882	33,672	20,922	117,476	10,383	127,859

Gold produced (ounces)	158,548	57,566	40,205	256,319	14,150	270,469

Cash operating costs per ounce ($/gold ounce produced)	397	585	520	458	734	473

	For the three months ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	42,790	31,761	20,951	95,502	1,507	3,506	5,013	10,111	110,626
Inventory sales adjustment	840	3,454	1,214	5,508	80	(484)	(404)	(1,306)	3,798

Cash operating costs	43,630	35,215	22,165	101,010	1,587	3,022	4,609	8,805	114,424

Gold produced (ounces)	119,243	50,741	58,422	228,406	3,096	2,914	6,010	10,724	245,140

Cash operating costs per ounce ($/gold ounce produced)	366	694	379	442	513	1,037	767	821	467

	For the year ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	200,228	131,780	75,857	407,865	36,028	443,893
Inventory sales adjustment	(1,094)	(3,067)	328	(3,833)	—	(3,833)

Cash operating costs	199,134	128,713	76,185	404,032	36,028	440,060

Gold produced (ounces)	622,518	204,699	168,041	995,258	45,479	1,040,737

Cash operating costs per ounce ($/gold ounce produced)	320	629	453	406	792	423

	For the year ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	167,667	124,534	81,977	374,178	36,860	74,543	111,403	10,111	495,692
Inventory sales adjustment	3,048	4,662	61	7,771	(550)	441	(109)	(1,306)	6,356

Cash operating costs	170,715	129,196	82,038	381,949	36,310	74,984	111,294	8,805	502,048

Gold produced (ounces)	455,810	217,340	177,966	851,116	47,288	71,091	118,379	10,724	980,219

Cash operating costs per ounce ($/ gold ounce produced)	375	594	461	449	768	1,055	940	821	512

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update provides additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. The Company adopted the updates to the Guidance Note, effective January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended December 31, 2020:

	For the three months ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	57,376	37,871	19,183	—	114,430	10,383	124,813
Royalties and production taxes	20,867	7,050	2,858	—	30,775	1,003	31,778
Corporate administration	2,366	2,006	1,422	12,791	18,585	684	19,269
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	2,267	2,267	—	2,267
Community relations	1,213	62	293	—	1,568	—	1,568
Reclamation liability accretion(2)	58	73	45	—	176	—	176
Realized losses on fuel derivative contracts	260	518	263	—	1,041	—	1,041
Sustaining lease expenditures	168	342	38	179	727	—	727
Sustaining capital expenditures(3)	21,853	14,238	20,614	—	56,705	2,566	59,271
Sustaining mine exploration(3)	5,564	2,370	1,199	—	9,133	700	9,833

Total all-in sustaining costs	109,725	64,530	45,915	15,237	235,407	15,336	250,743

Gold sold (ounces)	149,000	69,380	38,275	—	256,655	14,070	270,725

All-in sustaining cost per ounce ($/gold ounce sold)	736	930	1,200	—	917	1,090	926
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Excludes reclamation accretion relating to Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements for the three months ended December 31, 2020:

	For the three months ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	28,378	14,619	25,119	68,116	2,566	70,682
Mine expansion equipment	(2,710)	—	—	(2,710)	—	(2,710)
Plant expansion	486	—	—	486	—	486
Solar plant	(3,683)	—	—	(3,683)	—	(3,683)
Other	(618)	(36)	(51)	(705)	—	(705)
Land acquisitions	—	(345)		(345)	—	(345)
Underground development	—	—	(4,454)	(4,454)	—	(4,454)

Sustaining capital expenditures	21,853	14,238	20,614	56,705	2,566	59,271

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements for the three months ended December 31, 2020:

	For the three months ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	5,564	2,421	1,462	9,447	700	10,147
Regional exploration	—	(51)	(263)	(314)	—	(314)

Sustaining mine exploration	5,564	2,370	1,199	9,133	700	9,833

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended December 31, 2019:

	For the three months ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$	$

Production costs	42,790	31,761	20,951	—	95,502	1,507	3,506	5,013	10,111	110,626
Royalties and production taxes	13,062	5,942	3,149	—	22,153	155	76	231	690	23,074
Corporate administration	2,155	1,434	863	13,107	17,559	108	116	224	645	18,428
Share-based payments – RSUs/DSUs(1)	—	—	—	1,553	1,553	—	—	—	—	1,553
Community relations	272	78	457	—	807	52	10	62	—	869
Reclamation liability accretion(2)	132	117	89	—	338	—	—	—	53	391
Realized (losses) gains on fuel derivative contracts	40	3	(24)	—	19	—	5	5	—	24
Sustaining lease expenditures	193	357	55	178	783	—	—	—	—	783
Sustaining capital expenditures(3)	13,632	4,947	21,633	—	40,212	1,175	746	1,921	295	42,428
Sustaining mine exploration(3)	3,597	876	751	—	5,224	—	37	37	172	5,433

Total all-in sustaining costs	75,873	45,515	47,924	14,838	184,150	2,997	4,496	7,493	11,966	203,609

Gold sold (ounces)	110,800	47,600	53,400	—	211,800	2,162	4,475	6,637	12,478	230,915

All-in sustaining cost per ounce ($/gold ounce sold)	685	956	897	—	869	1,386	1,005	1,129	959	882
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Excludes reclamation accretion relating to Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements for the three months ended December 31, 2019:

	For the three months ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine capital expenditures	68,130	5,205	21,633	94,968	1,175	746	1,921	3,196	100,085
Mine expansion equipment	(25,213)	—	—	(25,213)	—	—	—	—	(25,213)
Plant expansion	(15,372)	—	—	(15,372)	—	—	—	—	(15,372)
Solar plant	(13,913)	—	—	(13,913)	—	—	—	—	(13,913)
Masbate processing plant upgrade	—	(19)	—	(19)	—	—	—	—	(19)
Other	—	(239)	—	(239)	—	—	—	—	(239)
Limon Central	—	—	—	—	—	—	—	(1,807)	(1,807)
Plant Upgrade	—	—	—	—	—	—	—	(90)	(90)
Other	—	—	—	—	—	—	—	(1,004)	(1,004)

Sustaining capital expenditures	13,632	4,947	21,633	40,212	1,175	746	1,921	295	42,428

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements for the three months ended December 31, 2019:

	For the three months ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine exploration	3,597	876	788	5,261	67	80	147	538	5,946
Regional exploration	—	—	(37)	(37)	(67)	(43)	(110)	(366)	(513)

Sustaining mine exploration	3,597	876	751	5,224	—	37	37	172	5,433

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis for the year ended December 31, 2020:

	For the year ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	200,228	131,780	75,857	—	407,865	36,028	443,893
Royalties and production taxes	87,790	21,183	12,312	—	121,285	3,185	124,470
Corporate administration	5,942	4,391	4,664	30,608	45,605	2,730	48,335
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	9,894	9,894	—	9,894
Community relations	3,346	625	2,513	—	6,484	—	6,484
Reclamation liability accretion(2)	329	339	248	—	916	—	916
Realized losses on fuel derivative contracts	2,156	2,542	1,280	—	5,978	—	5,978
Sustaining lease expenditures	721	1,407	808	701	3,637	—	3,637
Sustaining capital expenditures(3)	59,854	33,144	59,182	—	152,180	5,931	158,111
Sustaining mine exploration(3)	14,718	8,122	2,715	—	25,555	1,460	27,015

Total all-in sustaining costs	375,084	203,533	159,579	41,203	779,399	49,334	828,733

Gold sold (ounces)	626,300	206,680	173,475	—	1,006,455	45,261	1,051,716

All-in sustaining cost per ounce ($/gold ounce sold)	599	985	920	—	774	1,090	788
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Excludes reclamation accretion relating to Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements for the year ended December 31, 2020:

	For the year ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	184,037	34,041	66,815	284,893	5,931	290,824
Mine expansion equipment	(60,469)	—	—	(60,469)	—	(60,469)
Plant expansion	(38,902)	—	—	(38,902)	—	(38,902)
Solar plant	(22,434)	—	—	(22,434)	—	(22,434)
Other	(2,378)	(166)	(285)	(2,829)	—	(2,829)
Land acquisitions	—	(731)	—	(731)	—	(731)
Underground development	—	—	(7,348)	(7,348)	—	(7,348)

Sustaining capital expenditures	59,854	33,144	59,182	152,180	5,931	158,111

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements for the year ended December 31, 2020:

	For the year ended December 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	14,718	8,266	3,183	26,167	1,460	27,627
Regional exploration	—	(144)	(468)	(612)	—	(612)

Sustaining mine exploration	14,718	8,122	2,715	25,555	1,460	27,015

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis for the year ended December 31, 2019:

	For the year ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$	$

Production costs	167,667	124,534	81,977	—	374,178	36,860	74,543	111,403	10,111	495,692
Royalties and production taxes	49,941	19,884	9,868	—	79,693	3,724	2,003	5,727	690	86,110
Corporate administration	6,596	4,405	5,481	38,076	54,558	1,809	1,428	3,237	645	58,440
Share-based payments – RSUs/DSUs(1)	57	—	—	6,478	6,535	—	—	—	—	6,535
Community relations	1,303	672	1,252	—	3,227	1,214	360	1,574	—	4,801
Reclamation liability accretion(2)	625	531	438	—	1,594	313	552	865	53	2,512
Realized gains on fuel derivative contracts	(1,199)	(1,217)	(788)	—	(3,204)	—	11	11	—	(3,193)
Sustaining lease expenditures	772	1,253	357	705	3,087	—	—	—	—	3,087
Sustaining capital expenditures(3)	42,739	19,959	56,085	—	118,783	12,955	17,607	30,562	295	149,640
Sustaining mine exploration(3)	14,487	2,090	2,132	—	18,709	—	1,294	1,294	172	20,175

Total all-in sustaining costs	282,988	172,111	156,802	45,259	657,160	56,875	97,798	154,673	11,966	823,799

Gold sold (ounces)	441,400	211,300	175,100	—	827,800	45,237	70,428	115,665	12,478	955,943

All-in sustaining cost per ounce ($/gold ounce sold)	641	815	895	—	794	1,257	1,389	1,337	959	862
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Excludes reclamation accretion relating to Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements for the year ended December 31, 2019:

	For the year ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine capital expenditures	132,847	25,894	56,085	214,826	31,541	17,607	49,148	3,196	267,170
Mobile equipment purchases	(4,880)	—	—	(4,880)	—	—	—	—	(4,880)
Mine expansion equipment	(38,362)	—	—	(38,362)	—	—	—	—	(38,362)
Fadougou relocation	(6,612)	—	—	(6,612)	—	—	—	—	(6,612)
Carryover construction costs	(1,738)	—	—	(1,738)	—	—	—	—	(1,738)
Plant expansion	(24,116)	—	—	(24,116)	—	—	—	—	(24,116)
Solar plant	(14,400)	—	—	(14,400)	—	—	—	—	(14,400)
Masbate processing plant upgrade	—	(5,571)	—	(5,571)	—	—	—	—	(5,571)
Other	—	(364)	—	(364)	—	—	—	—	(364)
Limon Central	—	—	—	—	(16,897)	—	(16,897)	(1,807)	(18,704)
Plant Upgrade	—	—	—	—	(1,312)	—	(1,312)	(90)	(1,402)
Limon tailings project	—	—	—	—	(377)	—	(377)	—	(377)
Other	—	—	—	—	—	—	—	(1,004)	(1,004)

Sustaining capital expenditures	42,739	19,959	56,085	118,783	12,955	17,607	30,562	295	149,640

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements for the year ended December 31, 2019:

	For the year ended December 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine exploration	14,487	3,971	2,455	20,913	1,980	2,783	4,763	538	26,214
Regional exploration	—	(1,881)	(323)	(2,204)	(1,980)	(1,489)	(3,469)	(366)	(6,039)

Sustaining mine exploration	14,487	2,090	2,132	18,709	—	1,294	1,294	172	20,175

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. In order to improve comparability with other senior gold producers, effective September 30, 2020, the Company no longer adjusts for share-based payments expense. Prior periods have been updated to reflect this change.

A reconciliation of net income (including results from the Nicaraguan Assets) to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	168,462	177,414	628,063	293,382
Adjustments for non-recurring items and significant recurring non-cash items:
Reversal of long-lived assets	—	(100,477)	(174,309)	(100,477)
Write-down of mineral property interests	(98)	4,742	10,895	6,923
Gain on sale of Nicaraguan Assets	—	(40,129)	—	(40,129)
COVID-19 relief donations(1)	—	—	2,752	—
Unrealized (gain) loss on derivative instruments	(8,159)	(2,469)	(5,336)	1,699
Deferred income tax (recovery) expense	(13,476)	26,035	52,826	57,747

Adjusted net income attributable to shareholders of the Company for the period	146,729	65,116	514,891	219,145

Basic weighted average number of common shares outstanding (in thousands)	1,050,752	1,027,001	1,043,385	1,014,100

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.14	0.06	0.49	0.22
(1) COVID-19 donations were considered to be non-recurring up to June 30, 2020. Subsequently, any COVID-19 donations have been considered to be normal course.

SUMMARY OF QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2020	2020	2020	2020	2019	2019	2019	2019
Gold revenue ($ in thousands)	479,525	487,166	441,939	380,298	313,659	310,783	267,213	263,982
Net income for the period ($ in thousands)	174,405	277,039	137,961	83,008	182,413	65,583	41,322	26,523
Earnings per share (1) – basic ($)	0.16	0.25	0.12	0.07	0.17	0.05	0.04	0.02
Earnings per share (1) – diluted ($)	0.16	0.25	0.12	0.07	0.17	0.05	0.04	0.02
Cash flows from operating activities ($ in thousands)	196,690	300,762	238,089	216,213	144,905	167,834	92,816	86,419
Gold sold, excluding discontinued operations (ounces)	256,655	253,200	257,100	239,500	211,800	208,900	203,700	203,400
Average realized gold price ($/ounce)	1,868	1,924	1,719	1,588	1,481	1,488	1,312	1,298
Gold produced, excluding discontinued operations (ounces)	256,319	248,733	239,574	250,632	228,406	213,278	208,890	200,542
Gold produced, total including discontinued operations (ounces)	270,469	263,813	241,593	264,862	245,140	258,200	246,020	230,859
Cash operating costs (2) ($/gold ounce sold)	461	437	383	405	479	507	543	545
Total cash costs (2) ($/gold ounce sold)	578	567	498	516	579	603	624	629
All-in sustaining costs (2) ($/gold ounce sold)	926	785	712	721	882	807	914	848
Adjusted net income (1)(2)(3) ($ in thousands)	146,729	161,183	111,690	95,289	65,116	85,060	42,000	26,969
Adjusted earnings per share (1)(2)(3) – basic ($)	0.14	0.15	0.11	0.09	0.06	0.08	0.04	0.03
(1)Attributable to the shareholders of the Company.
(2)Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3)Previous periods have been adjusted to reflect the removal of the adjustment for share-based payments expense, refer to “Non-IFRS Measures”

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. The results of the four quarters of 2020 reflect the increased production from the Fekola Mine as result of the mine fleet and milling expansion. The net income in the fourth quarter of 2019 reflects an impairment reversal of $70 million related to the Masbate Mine, net of deferred income tax expense and the gain on sale of Nicaraguan Assets of $40 million. The net income in the third quarter of 2020 reflects an impairment reversal of $122 million related to the Masbate Mine, net of deferred income tax and the recognition of a deferred income tax liability of $24 million related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries.

SUMMARY AND OUTLOOK
B2Gold had another remarkable year of strong growth in 2020, marking the twelfth consecutive year of record annual gold production. The Company’s total gold production for 2020 was an annual record of 1,040,737 ounces, and consolidated gold production from the Company’s three operating mines was an annual record of 995,258 ounces of gold. Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold’s quarterly dividend rate was increased in the third quarter of 2020 by 100% to $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

Looking forward to 2021, B2Gold remains well positioned for continued strong operational and financial performance with total gold production guidance of between 970,000 and 1,030,000 ounces in 2021, total consolidated cash operating costs forecast to be between $500 and $540 per ounce and total consolidated all-in sustaining costs forecast to be between $870 and $910 per ounce. The Company’s consolidated gold production from its three operating mines is forecast to be between 920,000 and 970,000 ounces in 2021. The Company’s 2021 production guidance does not, however, include the potential upside to increase Fekola’s gold production in 2021 from additional mining areas and processing capacity currently being investigated.

In connection with advancing the Company’s pipeline of development projects, the Company expects to announce the results of the Feasibility Study for the Gramalote Project in Colombia in April 2021, with a construction decision expected to be made shortly thereafter. Based on the positive results from Gramalote’s PEA, B2Gold believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine (subject to the results of a final feasibility study). The Company is currently also updating the existing feasibility study for the Kiaka Project in Burkina Faso, due to the potential for improved economics resulting from lower fuel prices, alternative power options and a higher gold price. The Company expects to have completed an updated economic assessment of the Kiaka Project by the end of the first quarter of 2021 for internal review, followed by the updated feasibility study by mid-year 2021.

Following a very successful year for exploration in 2020, B2Gold is planning a year of aggressive exploration in 2021 with a budget of approximately $66 million (excluding Gramalote). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines and grassroots exploration programs around the world. Many years of target generation and pursuing opportunities in prospective gold regions have culminated in the Company allocating a record $25 million in 2021 to high quality targets for its grassroots exploration programs, including a number of new regions.

The Company is focused on upgrading and expanding the existing saprolite resources at the Anaconda area in Mali (located 20 kilometres north of Fekola), with an updated Mineral Resource estimate expected in the first quarter of 2021, which will feed into engineering studies currently underway. This Mineral Resource estimate will also include the initial Mineral Resource estimate on the sulphide material below the saprolite. There are several other prospects in the Anaconda area where possible Fekola-style mineralization has been intersected in fresh rock which will be drilled in 2021.

An initial Mineral Resource estimate is expected to be completed for the Cardinal zone (located within 500 metres of the current Fekola resource pit) in the first quarter of 2021, and grade control drilling is already underway at a portion of this deposit to enable ore to be mined for processing at the Fekola plant in the second quarter of 2021. Ongoing exploration drilling will also focus on infilling the high-grade portions of the Cardinal zone and extend these down plunge. Drilling at Fekola North will also continue to track the main Fekola structure north of the existing open pit.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate opportunities and continue to pay a dividend.

OUTSTANDING SHARE DATA
At February 23, 2021, 1,051,785,528 common shares were outstanding. In addition, there were approximately 16.3 million stock options outstanding with exercise prices ranging between Cdn.$1.12 to Cdn.$8.53 per share, approximately 4.7 million RSUs outstanding and approximately 1.76 million PSUs outstanding.
The number of unoptioned shares available for issuance under the Company's stock option plan but not subject to outstanding options was 29.7 million and 18.8 million as at January 1, 2020 and December 31, 2020, respectively.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon mines, production is presented on a 100% basis for the period up until October 14, 2019 and on a 33% basis thereafter (to reflect B2Gold's current approximate interest in Calibre).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance for 2021; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2021, including production being weighted heavily to the second half of 2021; total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021 with cash operating costs of between $500 and $540 per ounce and all-in sustaining costs of between $870 and $910 per ounce; the ability of the Fekola mill to run above the annualized throughput rate of 7.5 Mtpa and the potential upside from the Cardinal and Anaconda zones in 2021; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the completion of construction by the end of the third quarter of 2021, contingent on receiving replacements for the damaged components; the completion of an updated mineral resource estimate for the Anaconda area in the first quarter of 2021; the completion of an initial mineral resource estimate on the Cardinal zone in the first quarter of 2021; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; the completion of the Gramalote Feasibility Study in April 2021 and the results therein, and a construction decision to be made shortly thereafter; the completion of an internal economic assessment of the Kiaka project by the end of the first quarter of 2021 and updated feasibility study by mid-year 2021; the settlement in 2021 of the Company's remaining 2020 income tax liabilities of approximately $78 million (at the time of filing its tax return in April 2021) and for the payment of the 2020 priority dividend to the

Mali government of approximately $50 million expected in mid-year 2021; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the availability of the RCF for future draw downs; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS
Bill Lytle, Senior Vice President of Operations, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.